Exhibit 99.4

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

BUILDING ON LAST YEAR’S RECORD RESULTS, RANDGOLD MAKES STRONG START TO 2017

London, 4 May 2017 – Randgold Resources’ operations delivered a robust all-round performance in the first quarter of 2017 to set the group on track to achieve its guidance for year.

Compared to the corresponding quarter in 2016, gold production was up 10% at 322 470 ounces, profit increased by 33% to $84.9 million and total cash costs decreased by 4% to $619/oz. The group did not match the previous quarter’s record results however, with gold production down 15%, profit down 10% and total cash costs up 13% on this comparison.

Cash continued to increase, rising by 16% to $600 million, with no debt, and earlier this week shareholders approved a 52% hike to $1.00 per share in the annual dividend.

Chief executive Mark Bristow said the first quarter of the year was always a particularly busy one for Randgold and the past one had been no exception. Despite work stoppages that impacted operations at both the Loulo-Gounkoto complex in Mali and Tongon in Côte d’Ivoire, and the continuing ramp-up to full production at Kibali, the group’s overall performance was its best for several years.

“Loulo-Gounkoto produced another solid operating quarter, marked by high recoveries, and Tongon delivered a steady performance, with good cost control. Kibali is tracking its guidance as it works towards the full commissioning of its underground operation later this year. Morila continued to optimise its tailings retreatment operation and is finalising approvals for the mining of its Domba satellite, provisionally scheduled to start in September this year,” he said.

Bristow noted that Randgold had succeeded in effectively replacing its reserves at a higher grade last year despite depletion by record production. Brownfields exploration is continuing to expand its existing asset base while its greenfields exploration teams are delivering exciting new prospects in line with Randgold’s aim of developing three new projects over the next five years. Strong cash flows from its existing operations would support the company’s objective of sustainable profitability, reinforced by its ongoing exploration commitment, a 10 year business plan at $1 000/oz, and a robust balance sheet capable of funding new developments.

“The past quarter’s work stoppages, which disrupted our usually stable industrial relations climate, prompted us to take a fresh look at this aspect of our business and we are rolling out a potent internal campaign designed to ensure that the company’s distinctive DNA is fully shared by all who work here through fostering an inclusive culture of two-way communication and engagement that takes in all levels in the organisation,” Bristow said.

RANDGOLD ENQUIRIES:

Chief Executive	Financial Director	Investor & Media Relations
Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 779 771 1338	Email: randgold@dpapr.com

Website: www.randgoldresources.com

——————————————————————————

REPORT FOR THE FIRST QUARTER ENDED 31 MARCH 2017

Randgold Resources Limited (‘Randgold’) had 94.0 million shares in issue as at 31 March 2017.

Key Performance Indicators

▪	Gold production up 10% on corresponding quarter of prior year and down 15% on record Q4 2016
▪	Profit up 33% on corresponding quarter of prior year and down 10% quarter on quarter
▪	Total cash costs per ounce down 4% on corresponding quarter of prior year and up 13% quarter on quarter
▪	Cash increases 16% quarter on quarter to $600 million, with no debt

▪	Another solid operating quarter at Loulo-Gounkoto supported by high recoveries
▪	Morila tailings retreatment operation starts to deliver on plan and Domba project approved
▪	Tongon delivers steady performance with good cost control
▪	Kibali tracks guidance as it works to deliver on underground plan
▪	Group attributable reserves replaced at higher grade
▪	Busy quarter for greenfields exploration complemented by good progress on brownfields targets
▪	Shareholders approve 52% increase in annual dividend to $1.00 per share

SUMMARISED FINANCIAL INFORMATION

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
$000	2017	2016	2016	2016
Average gold price received ($/oz)	1 220	1 206	1 187	1 244
Gold sales[1]	409 603	453 051	345 768	1 546 030
Total cash costs[1]	207 723	206 295	188 963	794 432
Profit from mining activity[1]	201 880	246 756	156 805	751 598
Exploration and corporate expenditure	10 908	7 997	8 947	41 202
Profit for the period	84 924	94 324	63 923	294 221
Profit attributable to equity shareholders	69 818	78 520	54 357	247 474
Net cash generated from operations	133 111	204 665	95 769	521 227
Cash and cash equivalents[2]	600 275	516 301	253 804	516 301
Gold on hand at period end[3]	13 150	27 772	16 844	27 772
Group production (oz)	322 470	378 388	291 912	1 252 957
Group sales[1] (oz)	335 603	375 718	291 385	1 242 366
Group total cash cost per ounce[1] ($)	619	549	648	639
Group cash operating cost per ounce[1] ($)	557	487	588	576
Basic earnings per share ($)	0.74	0.84	0.58	2.64

[1]	Refer to explanation of non-GAAP measures provided. Randgold consolidates 100% of Loulo, Gounkoto and Tongon, 40% of Morila and 45% of Kibali in the consolidated non-GAAP measures.
[2]	Cash and cash equivalents excludes $7.7 million at 31 March 2016 ($11.5 million at 31 December 2016 and $15.0 million at 31 March 2016) that relates to the group’s attributable cash held in Morila, Kibali and the group’s asset leasing companies which are equity accounted.
[3]	Gold on hand represents gold in doré at the mines (attributable share) multiplied by the prevailing spot gold price at the end of the period.

The results in this report have been neither reviewed nor audited. All financial numbers are in US dollars ($) unless otherwise stated.

COMMENTS

Gold sales for the quarter of $409.6 million decreased by 10% from $453.1 million in the previous quarter. Group gold sales for the quarter of 335 603oz was down 11% from the previous quarter following lower production. The average gold price received of $1 220/oz increased by 1% quarter on quarter (Q4 2016: $1 206/oz). Gold sales increased by 18% from the corresponding quarter of 2016, reflecting the higher ounces sold in the quarter, as well as the higher average gold price received (Q1 2016: $1 187/oz).

Total cash costs for the quarter of $207.7 million were in line with the prior quarter and up 10% from the corresponding quarter of 2016. The increase from the corresponding quarter of 2016 reflects the increased throughput and production.

Total cash cost per ounce of $619/oz increased by 13% quarter on quarter and decreased by 4% compared to the corresponding quarter in 2016. The increase quarter on quarter is the result of lower ore grades being fed at Gounkoto, Kibali and Tongon compared to last quarter. Work stoppages during the quarter at both the Loulo-Gounkoto complex and at Tongon also impacted costs and production negatively.

Profit from mining dropped by 18% to $201.9 million from the previous quarter, but was up 29% on the corresponding quarter of 2016. The decrease from the prior quarter reflects the drop in production and increased costs as explained above. The increase from the corresponding quarter of 2016 reflect higher sales (18%), increased production (10%) and decreased cash costs per ounce (4%).

Exploration and corporate expenditure of $10.9 million increased by 36% quarter on quarter, and by 22% compared to the corresponding quarter in 2016, principally due to increased greenfields exploration expenditure during the quarter, especially drilling.

Depreciation and amortisation of $39.0 million dropped by 36% from the previous quarter and was in line with the corresponding quarter of 2016, due to a drop in throughput at the Loulo-Gounkoto complex and at Tongon during the quarter. Depreciation at Gounkoto further decreased by $16.0 million quarter on quarter, due to the inclusion of depreciation of the stripping asset ($15.5 million) in Q4 2016 as the ore was mined and fed during Q4. Depreciation also decreased at Loulo in line with changes in the LoM units of production depreciation estimates following the increase in reserves.

Other income in the quarter of $2.4 million increased from the previous quarter, as well as the corresponding quarter of the prior year. Management fees from Kibali and Morila were in line with the previous quarter and the corresponding quarter of the prior year. The increase from the prior quarter, as well as the corresponding quarter in 2016, is the result of a net operational foreign exchange gain of $1.0 million that was included in other income during the current quarter. These gains and losses arise from the settlement of invoices in currencies other than the US dollar, as well as the translation of balances denominated in currencies such as the CFA, euro and South African rand to the US dollar rate and reflects the movements in these currencies during the respective quarter.

Share of losses from equity accounted joint ventures was $5.2 million compared to share of losses from joint ventures of $3.2 million in the previous quarter and to $8.5 million profit in Q4 2016. Kibali’s share of equity accounted joint venture losses was $5.1 million in the current quarter compared to a profit of $0.9 million in Q4 2016. Profit from mining for Kibali for Q1 2017 was $26.2 million compared to a profit of $41.2 million in Q4 2016, reflecting a drop in the ore grades processed, as well as higher power costs through lower hydropower availability during the low rainfall period, and reduced recoveries. The share of losses from the Kibali joint ventures are stated after depreciation of $32.2 million (31 Dec 2016: $31.4 million), foreign exchange losses of $7.3 million (31 Dec 2016: $11.8 million) and a deferred tax credit of $6.6 million (31 Dec 2016: $4.2 million). The foreign exchange losses being incurred, are the result of the continued depreciation in the Congolese franc compared to the US dollar and the conversion of TVA (value added tax) balances owed to Kibali which are denominated in Congolese franc. The increase in the tax credit quarter on quarter was a result of a decrease in the deferred tax liability in line with the increase in losses during the quarter. Morila’s share of equity accounted joint venture losses decreased from a loss of $4.0 million in Q4 2016 to a loss of $0.2 million in Q1 2017, following good cost control and improved throughput.

Income tax expense of $34.7 million was in line with the charge in Q4 2016 and increased by 64% from the corresponding quarter in 2016, mainly due to increased profits at Gounkoto and Tongon.

Profit for the quarter was down 10% from the previous quarter and up 33% from the corresponding quarter of 2016. The movement quarter on quarter reflects the decrease in profit from mining, partially offset by the decreased depreciation and other charges during the quarter as explained above. The increase from the corresponding quarter of 2016 mainly reflects the increase in profit from mining.

Basic earnings per share decreased by 12% to $0.74 quarter on quarter (Q4 2016: $0.84), reflecting the lower profits. Compared to the corresponding quarter in 2016, basic earnings per share increased by 28%.

Net cash generated from operating activities for the quarter of $133.1 million decreased by 35% from the previous quarter and increased by 39% from the corresponding quarter in 2016, primarily reflecting the movement in profits from operations.

OPERATIONS

LOULO-GOUNKOTO COMPLEX

The combined quarterly gold production for the Loulo-Gounkoto complex was 186 366oz (Loulo 105 339oz and Gounkoto 81 027oz), a decrease of 10% compared to the previous record quarter (Q4 2016: 206 124), due to reduced throughput and lower grade, partially offset by good recoveries of 92.4%. Throughput was impacted by a four-day work stoppage by employees which was subsequently resolved. The decrease in production resulted in an 11% increase (quarter on quarter) in total cash cost per ounce to $532/oz (Q4 2016: $479/oz).

The mine benefited from an improvement in slurry flowrate at the carbon-in-leach (CIL) circuit following last year’s design changes to the discharge launder installations. The improved recovery stems partly from the use, as a predictive recovery tool, of the three monthly rolling stope analysis of the planned ore to be treated at the plant. Further improvement is from enhanced oxygenation from one additional 10tpd capacity pressure swing adsorption oxygen plant and the installation of an Atomix reactor which, along with the Aachen reactors in the feed tanks, ensured optimum pre-oxidation and an improved oxygen profile across the CIL circuit and consequently improved gold dissolution.

Sustainability

The complex continued contributing to community development with $0.5 million invested in the building of a modern abattoir and a radio station in DK village, as well as the construction of water supply systems at Torodniloto, Seguelani and Sakola. The agribusiness is functioning well with 11.6 tonnes of vegetables and 2.6 tonnes of chicken produced and sold. The first batch of 57 students at the complex’s agricollege are now in the business incubation phase and the next intake of students are being recruited for training in different farming and maintenance techniques at the centre.

LOULO-GOUNKOTO COMPLEX RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
	2017	2016	2016	2016
Mining
Tonnes mined (000)	7 482	9 023	9 561	37 776
Ore tonnes mined (000)	1 151	1 517	1 178	4 804
Milling
Tonnes processed (000)	1 163	1 263	1 211	4 875
Head grade milled (g/t)	5.4	5.6	4.9	5.0
Recovery (%)	92.4	91.2	90.9	91.0
Ounces produced	186 366	206 124	172 554	707 116
Ounces sold	186 006	212 957	170 286	709 737
Average price received ($/oz)	1 223	1 206	1 185	1 242
Cash operating costs[1] ($/oz)	459	407	480	489
Total cash costs[1] ($/oz)	532	479	551	563
Gold on hand at period end[2] ($000)	6 959	6 061	12 497	6 061
Profit from mining activity[1] ($000)	128 474	154 759	108 009	481 651
Gold sales[1] ($000)	227 507	256 855	201 858	881 529

[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

LOULO

One Lost Time Injury (LTI) was recorded during the quarter with a Lost Time Injury Frequency Rate (LTIFR) of 0.70 per million hours worked versus 1.34 per million hours worked recorded in the previous quarter. No major environmental incidents occurred during the quarter.

On a standalone basis, Loulo produced 105 339oz of gold (Q4 2016: 111 772oz) at total cash cost of $541/oz (Q4 2016: $532/oz). The decrease in production was mainly due to the lower tonnes processed, partially offset by increased head grade milled and recoveries. Total cash cost per ounce increased by 2% compared to the previous quarter as a result of the decreased production.

Profit from mining of $71.7 million was 9% lower than the previous quarter as a result of the lower production and higher cost of production, notwithstanding the slightly higher average gold price received.

Capital expenditure

Total capital expenditure for Q1 was $23.4 million, related mainly to the underground development ($16.4 million) and ongoing surface capital ($7.0 million). Underground capital was focused on development at Yalea ($6.7 million) and Gara ($5.7 million) as well as exploration drilling in Gara South and Baboto. The Yalea refrigeration plant was commissioned in January 2017.

LOULO STANDALONE RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
	2017	2016	2016	2016
Mining
Tonnes mined (000)	639	665	648	2 682
Ore tonnes mined (000)	632	664	648	2 652
Milling
Tonnes processed (000)	598	669	634	2 587
Head grade milled (g/t)	5.9	5.7	5.3	5.5
Recovery (%)	92.4	91.1	90.9	91.0
Ounces produced	105 339	111 772	99 101	419 801
Ounces sold	104 998	116 877	97 106	420 660
Average price received ($/oz)	1 223	1 209	1 185	1 247
Cash operating costs[1] ($/oz)	468	459	452	477
Total cash costs[1] ($/oz)	541	532	523	551
Gold on hand at period end[2] ($000)	3 802	3 145	6 876	3 145
Profit from mining activity[1] ($000)	71 653	79 170	64 292	292 484
Gold sales[1] ($000)	128 447	141 293	115 061	524 358

Randgold owns 80% of Société des Mines de Loulo SA (Loulo) and the State of Mali 20%. Randgold has funded the whole investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.

Randgold consolidates 100% of Loulo and shows the non-controlling interest separately.

[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Loulo underground

Underground ore production was lower than the previous quarter as a result of a four-day work stoppage. A catch-up plan has been initiated by management to recover the shortfall by the end of Q2. Improved heading availability and improved jumbo efficiency contributed to the increased development achieved quarter on quarter.

Optimisation of the paste system to improve flexibility is ongoing. The use of cyclone tailings only, without aggregate, has had a positive impact on paste performance during the quarter.

The refrigeration projects have been completed at both Yalea and Gara with the plants currently on standby but available for operations whenever the threshold temperatures are encountered underground.

LOULO UNDERGROUND RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
	2017	2016	2016	2016
YALEA
Ore tonnes mined	362 898	392 134	374 671	1 538 105
Development metres	1 710	1 547	2 103	7 128
GARA
Ore tonnes mined	268 801	272 281	273 300	1 113 903
Development metres	1 909	1 269	1 776	6 235

Loulo mineral resource and ore reserve update

The mineral resource and ore reserve base for Loulo at the end of 2016, with a comparison to figures at the end of 2015, is tabulated below:

LOULO MINERAL RESOURCES AND ORE RESERVES

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold[3] (Moz)
at 31 December	Category	2016	2015	2016	2015	2016	2015	2016	2015
MINERAL RESOURCES[1]
Stockpiles	Measured	1.7	1.9	1.7	1.7	0.09	0.1	0.07	0.08
Open pits	Measured	2.1	0.7	2.7	2.9	0.2	0.07	0.1	0.05
	Indicated	8.9	11	2.8	2.6	0.8	0.9	0.6	0.7
	Inferred	2.9	3.2	3.0	3.0	0.3	0.3	0.2	0.2
Underground	Measured	20	15	5.3	5.0	3.3	2.4	2.7	1.9
	Indicated	21	22	5.2	5.1	3.5	3.6	2.8	2.9
	Inferred	12	17	4.0	4.1	1.6	2.2	1.3	1.8
TOTAL MINERAL RESOURCES	Measured and indicated	53	51	4.6	4.4	7.9	7.1	6.3	5.7
	Inferred	15	20	3.8	3.9	1.9	2.5	1.5	2.0
ORE RESERVES[2]
Stockpiles	Proved	1.7	1.9	1.7	1.7	0.09	0.1	0.07	0.08
Open pits	Proved	-	-	-	-	-	-	-	-
	Probable	6.9	5.3	3.2	3.4	0.7	0.6	0.6	0.5
Underground	Proved	12	6.7	5.1	5.3	2.0	1.1	1.6	0.9
	Probable	16	18	4.8	5.0	2.4	2.9	1.9	2.3
TOTAL ORE RESERVES	Proved and probable	37	32	4.5	4.6	5.3	4.7	4.2	3.7

[1]	Open pit mineral resources are the insitu mineral resources falling within the $1 500/oz pit shell reported at an average cut-off of 0.8g/t. Underground mineral resources are those insitu mineral resources of the Yalea and Gara deposits that fall below the design pits and are reported at a cut-off of 2.04g/t for Yalea and 1.89g/t for Gara. Mineral resources for Gara and Yalea were generated by Timothee Sogoba, an officer of the company, under the supervision of Simon Bottoms, an officer of the company and competent person. Mineral resources for Loulo 3, Baboto & Gara West were generated by Mamadou Ly, an officer of the company, under the supervision of Simon Bottoms, an officer of the company and competent person.
[2]	Open pit ore reserves are reported at a gold price of $1 000/oz and an average cut-off of 1.1g/t and include dilution and ore loss factors. Open pit ore reserves were calculated by Shaun Gillespie, an officer of the company and competent person. Underground ore reserves are reported at a gold price of $1 000/oz and a cut-off of 2.69g/t for Yalea underground and 2.4g/t for Gara underground and includes dilution and ore loss factors. Underground ore reserves were calculated by Andrew Fox, an external consultant and competent person.
[3]	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 80% interest in Loulo.

Mineral resource and ore reserve numbers are reported as per JORC 2012 and as such are reported to the second significant digit. All mineral resource tabulations are reported inclusive of that material which is then modified to form ore reserves. The reporting of ore reserves is in accordance with SEC Industry Guide 7. Refer to comments and disclaimer in this report.

GOUNKOTO

One LTI was recorded during the quarter with an LTIFR of 1.70 compared to 1.88 in the previous quarter. No major environmental incidents occurred during the quarter.

On a standalone basis, Gounkoto produced 81 027oz of gold (Q4 2016: 94 352oz) at a total cash cost per ounce of $521/oz (Q4 2016: $416/oz). With the approval of the super pit option last quarter, the current mine design is now based on the super pit design. The decrease in production was mainly due to lower tonnes processed (5%) and head grade milled (11%), partially offset by increased recovery of 92.4%. Total cash cost per ounce increased by 25% compared to the previous quarter on the back of the decreased production and higher strip ratio in line with the mining plan.

Profit from mining for the quarter of $56.8 million was lower than the previous quarter (Q4 2016: $75.6 million), reflecting the lower gold production and gold sold at a higher cash cost of production, partially offset by the slightly higher average gold price received.

Capital expenditure

Total capital expenditure for Q1 was $4.6 million, primarily relating to the mining fleet rebuild activities ($2.8 million), water diversion development and further drilling testing the extensions of higher grade shoots within the pit.

GOUNKOTO STANDALONE RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
	2017	2016	2016	2016
Mining
Tonnes mined (000)	6 842	8 358	8 913	35 094
Ore tonnes mined (000)	519	853	530	2 152
Milling
Tonnes processed (000)	565	594	577	2 288
Head grade milled (g/t)	4.8	5.4	4.4	4.3
Recovery (%)	92.4	91.2	90.9	91.0
Ounces produced	81 027	94 352	73 453	287 315
Ounces sold	81 008	96 080	73 180	289 076
Average price received ($/oz)	1 223	1 203	1 186	1 236
Cash operating costs[1] ($/oz)	448	344	518	507
Total cash costs[1] ($/oz)	521	416	589	581
Gold on hand at period end[2] ($000)	3 157	2 916	5 621	2 916
Profit from mining activity[1] ($000)	56 821	75 589	43 717	189 166
Gold sales[1] ($000)	99 060	115 563	86 797	357 171

Randgold owns 80% of Société des Mines de Gounkoto SA (Gounkoto) and the State of Mali 20%. Randgold consolidates 100% of Gounkoto and shows the non-controlling interest separately.

[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Gounkoto mineral resource and ore reserve update

The mineral resource and ore reserve base for Gounkoto at the end of 2016, with a comparison to figures at the end of 2015, is tabulated below:

GOUNKOTO MINERAL RESOURCES AND ORE RESERVES

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold[3] (Moz)
at 31 December	Category	2016	2015	2016	2015	2016	2015	2016	2015
MINERAL RESOURCES[1]
Stockpiles	Measured	1.7	1.9	2.2	1.9	0.1	0.1	0.1	0.09
Open pits	Measured	6.2	3.2	4.1	3.4	0.8	0.3	0.7	0.3
	Indicated	18	17	4.1	3.9	2.4	2.1	1.9	1.7
	Inferred	1.5	2.2	2.2	2.2	0.1	0.2	0.08	0.1
Underground	Indicated	3.0	7.5	5.9	6.5	0.6	1.6	0.4	1.3
	Inferred	2.7	3.1	3.6	3.8	0.3	0.4	0.2	0.3
TOTAL MINERAL RESOURCES	Measured and indicated	29	30	4.2	4.4	3.9	4.2	3.1	3.3
	Inferred	4.2	5.3	3.1	3.1	0.4	0.5	0.3	0.4
ORE RESERVES[2]
Stockpiles	Proved	1.7	1.9	2.2	1.9	0.1	0.1	0.1	0.09
Open pits	Proved	5.1	2.2	4.5	4.2	0.7	0.3	0.6	0.2
	Probable	12	12	4.6	4.4	1.8	1.6	1.5	1.3
Underground	Probable	2.2	4.7	6.1	7.1	0.4	1.1	0.3	0.9
TOTAL ORE RESERVES	Proved and probable	21	20	4.6	4.8	3.1	3.1	2.5	2.5

[1]	Open pit mineral resources are the insitu mineral resources falling within the $1 500/oz pit shell reported at an average cut-off of 0.80g/t. Underground mineral resources are those insitu mineral resources below the $1 500/oz pit shell reported at a 2.0g/t cut-off. Mineral resources for Gounkoto were generated by Sekou Diallo and Mamadou Ly, both officers of the company, under the supervision of Simon Bottoms, an officer of the company and competent person.
[2]	Open pit ore reserves are reported at a gold price of $1 000/oz and a 1.2g/t cut-off and include dilution and ore loss factors. Open pit ore reserves were calculated by Shaun Gillespie, an officer of the company and competent person. Underground ore reserves are reported at a gold price of $1 000/oz and a cut-off of 3.0g/t and include dilution and ore loss factors. Underground ore reserves were calculated by Tim Peters, an external consultant and competent person.
[3]	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 80% interest in Gounkoto.

Mineral resource and ore reserve numbers are reported as per JORC 2012 and as such are reported to the second significant digit. All mineral resource tabulations are reported inclusive of that material which is then modified to form ore reserves. The reporting of ore reserves are in accordance with SEC Industry Guide 7. Refer to comments and disclaimer in this report.

MORILA

The quarter ended with no LTIs recorded and the LTIFR was nil (Q4 2016: nil). No major environmental incidents occurred during the quarter.

The mine produced 13 569oz of gold during the quarter, a 2% increase on the previous quarter (Q4 2016: 13 315oz). This followed improved throughput as the mine continued to optimise the tailings storage facility (TSF) reclamation operations. About 70% of the material fed originated from the coarser wall in line with the strategy to regrind the coarser material while the mill is still running and while the decapping operation continues to expose the finer in-dam floor material.

The total cash cost for the quarter was $1 074/oz, a 16% decrease compared to the previous quarter (Q4 2016: $1 276/oz). This improvement followed from better control of the TSF operations resulting in a significant decrease in unit costs. The decapping operation was also improved and a total of 1 692kt of low grade material was hydrosluiced to the pit.

The Domba project has now received endorsement from the community via its representatives. A protocol agreement has been reached with the community representatives including the specific terms and detailed programme for the reallocation of affected houses. The project is expected to start in September, to avoid the impact of the rainy season on the operation, and be completed by the end of the year.

Following the successful completion of the phase one evaluation drilling on the Ntiola and Viper deposits, the mine has exercised its option in terms of the agreement with Birimian Limited, to acquire the portion of the permits on which the deposits are located.

Sustainability

As part of the plan to get government endorsement, the terms of reference for a feasibility study have been developed to use the existing mine assets to build an agricentre in conjunction with Songhai. The outcome of this study will be submitted to the Mali government, for endorsement later in the year.

Capital expenditure

Capital expenditure for the quarter amounted to $2.0 million, mostly relating to the drilling programme for the evaluation of the Ntiola and Viper deposits.

MORILA RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
	2017	2016	2016	2016
Mining
TSF material processed (000)	1 420	1 207	-	1 760
Milling
Tonnes processed (000)	1 434	1 261	769	3 774
Head grade milled (g/t)	0.6	0.5	0.7	0.6
Recovery (%)	57.5	63.1	90.2	79.4
Ounces produced	13 569	13 315	16 191	54 022
Ounces sold	13 767	12 797	16 191	52 296
Average price received ($/oz)	1 236	1 199	1 202	1 245
Cash operating costs[1] ($/oz)	1 000	1 207	843	1 039
Total cash costs[1] ($/oz)	1 074	1 276	915	1 113
Profit/(loss) from mining activity[1] ($000)	2 231	(985)	4 650	6 867
Attributable (40%)
Gold sales[1] ($000)	6 808	6 136	7 786	26 034
Ounces produced	5 428	5 326	6 476	21 609
Ounces sold	5 507	5 119	6 476	20 918
Profit/(loss) from mining activity[1] ($000)	892	(394)	1 860	2 747
Gold on hand at period end[2] ($000)	761	800	-	800

Randgold owns 40% of Société des Mines de Morila SA (Morila) with the State of Mali and joint venture partner owning 20% and 40% respectively. The group equity accounts for its 40% joint venture holding in Morila.

[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Morila mineral resource and ore reserve update

The mineral resource and ore reserve base for Morila at the end of 2016, with a comparison to figures at the end of 2015, is tabulated below:

MORILA MINERAL RESOURCES AND ORE RESERVES

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold[3] (Moz)
at 31 December	Category	2016	2015	2016	2015	2016	2015	2016	2015
MINERAL RESOURCES[1]
Stockpiles	Measured	-	-	-	-	-	-	-	-
	Inferred	-	0.8	-	0.7	-	0.02	-	0.01
Open pits	Indicated	0.5	0.5	3.2	3.2	0.05	0.05	0.02	0.02
	Inferred	-	-	-	-	-	-	-	-
TSF	Indicated	21	23	0.5	0.5	0.4	0.4	0.1	0.2
	Inferred	0.9	0.9	0.4	0.5	0.01	0.01	0.01	0.01
TOTAL MINERAL RESOURCES	Measured and indicated	22	24	0.6	0.6	0.4	0.4	0.2	0.2
	Inferred	0.9	1.8	0.4	0.6	0.01	0.03	0.01	0.01
ORE RESERVES[2]
Stockpiles	Proved	-	-	-	-	-	-	-	-
Open pits	Proved	-	-	-	-	-	-	-	-
TSF	Probable	15	15	0.5	0.6	0.3	0.3	0.1	0.1
TOTAL ORE RESERVES	Proved and probable	15	15	0.5	0.6	0.3	0.3	0.1	0.1

[1]	Open pit mineral resources are those located within the $1 500/oz pit shell reported at $1 500/oz cut-off of 0.46g/t. TSF mineral resources are reported at a $1 500/oz reported at a 0.33g/t cut-off. Open pit and TSF mineral resources were generated by Jonathan Kleynhans, an external consultant and competent person.
[2]	TSF ore reserves are reported at a $1 000/oz cut-off grade of 0.49g/t. Ore reserves were calculated by Shaun Gillespie, an officer of the company and competent person.

[3]	Attributable gold (Moz) refers to the quantity attributed to Randgold based on its 40% interest in Morila.

Mineral resource and ore reserve numbers are reported as per JORC 2012 and as such are reported to the second significant digit. All mineral resource tabulations are reported inclusive of that material which is then modified to form ore reserves. The reporting of ore reserves are in accordance with SEC Industry Guide 7. Refer to comments and disclaimer in this report.

TONGON

There were zero LTIs and no major environmental incidents in Q1 2017, in line with the prior quarter.

Tongon produced 67 220oz of gold in Q1 2017, 21% down from the previous record quarter, primarily as a result of the planned 14% decrease in grade, 8% decrease in throughput, and 1% decrease in recovery. Throughput was affected by a nine day work stoppage during the quarter which was subsequently resolved.

Total cash cost per ounce in Q1 2017 increased marginally to $629/oz (Q4 2016: $623/oz) on the back of a decrease in gold production and assisted by the lower operating costs.

Grid power supply continued to be relatively stable in the first two months of the quarter, contributing to improvements in the tonnage throughput and stability of the process plant, although CIE power outages increased in March. The grid to generated power ratio increased marginally to 94:6 for the quarter compared 93:7 in Q4 2016. The installation of the six new generators, which boosted the total generated power supply capacity to 24MW, made it possible to operate the process plant during grid power outages. The completion of the powerhouse busbar reconfiguration, scheduled for Q2, should also improve the power usage flexibility and enable the mine to better manage grid power supply instability.

Ore tonnes mined at 1 146kt was in line with the previous quarter and consistent with the mine’s strategy of maintaining a high grade stockpile to allow sufficient flexibility to blend the various ore types, to achieve the targeted mill feed tonnes and grade. The stockpile capacity of full grade ore is expected to increase during Q2 as ore mining continues in the Southern Zone pit, in preparation for the rainy season in Q3.

Profit from mining activity decreased by 9% to $43.5 million in Q1 2017, mainly due to the lower production and 12% drop in gold sold, despite a 2% higher average gold price received of $1 227/oz.

TONGON RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
	2017	2016	2016	2016
Mining
Tonnes mined (000)	5 449	6 141	7 835	27 547
Ore tonnes mined (000)	1 146	1 162	910	4 195
Milling
Tonnes processed (000)	1 033	1 121	975	3 853
Head grade milled (g/t)	2.4	2.8	2.1	2.5
Recovery (%)	83.7	84.7	81.8	83.7
Ounces produced	67 220	84 856	54 122	260 556
Ounces sold	72 673	82 811	55 273	255 942
Average price received ($/oz)	1 227	1 202	1 189	1 247
Cash operating costs[1] ($/oz)	592	587	865	734
Total cash costs[1] ($/oz)	629	623	900	771
Gold on hand at period end[2] ($000)	804	7 070	412	7 070
Profit from mining activity[1] ($000)	43 514	47 909	15 934	121 847
Gold sales[1] ($000)	89 205	99 533	65 698	319 249

Randgold owns 89.7% of Société des Mines de Tongon SA (Tongon) with the State of Côte d’Ivoire and another outside shareholder owning 10% and 0.3% respectively. Randgold consolidates 100% of Tongon and shows the non-controlling interest separately.

[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Sustainability

Tongon continued investing in the development of educational programmes, community health and agricultural projects designed to provide post mining employment. The community committee has been renewed per protocol and 2017 community projects selected for an estimated cost of $0.4 million, with 52% allocated to potable water, 21% to primary education, 15% to primary health and 2% to agriculture. In addition, a major water supply project in the nearby village of Tongon, is well advanced in its design and approval phase and on its way to being implemented in Q2. The installation and start-up of community approved revenue generation projects is ongoing. Contacts have been made for partners in research to help grow and develop the agribusiness projects to the next level of sustainability.

Capital expenditure

Capital expenditure for Q1 was $5.9 million, primarily on mining fleet rebuild activities, the installation of tertiary naked crushers, exploration activities and the TSF Phase II extension. The new tertiary crushers were installed and commissioned in Q1.

Tongon mineral resource and ore reserve update

The mineral resource and ore reserve for Tongon at the end of 2016, with a comparison to figures at the end of 2015, is tabulated below:

TONGON MINERAL RESOURCES AND ORE RESERVES

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold[3] (Moz)
at 31 December	Category	2016	2015	2016	2015	2016	2015	2016	2015
MINERAL RESOURCES[1]
Stockpiles	Measured	2.4	2.4	1.4	1.3	0.1	0.1	0.1	0.09
Open pits	Measured	5.6	6.4	2.8	3.3	0.5	0.7	0.5	0.6
	Indicated	15	22	2.6	2.6	1.3	1.8	1.1	1.6
	Inferred	5.6	5.7	2.5	2.6	0.5	0.5	0.4	0.4
Underground	Indicated	-	-	-	-	-	-	-	-
	Inferred	6.9	6.4	2.9	2.9	0.7	0.6	0.6	0.5
TOTAL MINERAL RESOURCES	Measured and indicated	23	30	2.5	2.6	1.9	2.6	1.7	2.3
	Inferred	13	12	2.8	2.8	1.1	1.1	1.0	1.0
ORE RESERVES[2]
Stockpiles	Proved	2.4	2.4	1.4	1.3	0.1	0.1	0.1	0.1
Open pits	Proved	5.0	5.8	2.6	2.7	0.4	0.5	0.4	0.4
	Probable	12	18	2.5	2.4	0.9	1.4	0.8	1.3
TOTAL ORE RESERVES	Proved and probable	19	26	2.4	2.4	1.5	2.0	1.3	1.8

[1]	Open pit mineral resources are the insitu mineral resources falling within the $1 500/oz pit shell reported at a 0.6g/t cut-off. Underground mineral resources are those insitu mineral resources below the NZ $1 500/oz pit shell reported at a 2.0g/t cut-off. Mineral resources were generated by Mamadou Ly, an officer of the company under the supervision of Simon Bottoms, an officer of the company and competent person.
[2]	Open pit ore reserves are reported at a gold price of $1 000/oz and 0.80g/t cut-off and include dilution and ore loss factors. Open pit ore reserves were calculated by Shaun Gillespie, an officer of the company and competent person.
[3]	Attributable gold (Moz) refers to the quantity attributed to Randgold based on its 89.7% interest in Tongon SA.

Mineral resource and ore reserve numbers are reported as per JORC 2012 and as such are reported to the second significant digit. All mineral resource tabulations are reported inclusive of that material which is then modified to form ore reserves. The reporting of ore reserves are in accordance with SEC Industry Guide 7. Refer to comments and disclaimer in this report.

KIBALI

There was one LTI recorded during the quarter for an LTIFR of 0.32, compared to the prior quarter’s three LTIs and an LTIFR of 0.99. No major environmental incidents occurred during the quarter.

Kibali produced 141 013oz in Q1, 23% down from the previous quarter but in line with expectation due to the lower grade ore scheduled in the mine plan. Plant throughput was lower than the previous quarter but in line with the design capacity of the plant, while recovery was as planned for the current ore types although lower than the prior quarter. Total cash cost per ounce increased 27% to $839/oz, reflecting the lower production from the drop in grade, throughput and recoveries, as well as the higher power cost associated with the increase in thermally generated power, given the seasonal low rainfall period and resulting reduction in hydropower availability.

Profit from mining activity decreased to $58.1 million in the current quarter, reflecting the planned lower grade ore and reduced production and higher cost of production, partially offset by increased ounces sold in the current quarter, including gold contained in used fine carbon, which had been produced and shipped in the previous quarter.

Sustainability

The Gorumbwa resettlement compensation was agreed with the affected community and plans for mining of the Gorumbwa satellite pit in Q4 2017 are proceeding. The community livestock projects initiated in 2016 are now producing pork and eggs, and are on track to become commercially viable. Kibali continued its assistance for the Garamba National Park as part of its biodiversity offset programme. Two bridges, enabling ranger access to key habitats within the park, were sponsored and completed during the quarter.

KIBALI RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
	2017	2016	2016	2016
Mining
Tonnes mined (000)	10 154	9 785	7 378	31 879
Ore tonnes mined (000)	1 667	1 656	1 563	6 218
Milling
Tonnes processed (000)	1 921	2 026	1 640	7 296
Head grade milled (g/t)	2.8	3.3	3.2	3.1
Recovery (%)	81.1	84.1	78.1	80.0
Ounces produced	141 013	182 406	130 577	585 946
Ounces sold	158 706	166 291	131 888	568 375
Average price received ($/oz)	1 205	1 210	1 187	1 248
Cash operating costs[1] ($/oz)	782	598	688	678
Total cash costs[1] ($/oz)	839	659	740	736
Profit from mining activity[1] ($000)	58 137	91 617	58 922	291 101
Attributable (45%)
Gold sales[1] ($000)	86 083	90 527	70 425	319 217
Ounces produced	63 456	82 083	58 760	263 676
Ounces sold	71 418	74 831	59 350	255 769
Profit from mining activity[1] ($000)	26 162	41 228	26 515	130 995
Gold on hand at period end[2] ($000)	4 626	13 840	3 935	13 840

Randgold owns 45% of Kibali Goldmines SA (Kibali) with the Democratic Republic of Congo (DRC) State and joint venture partner owning 10% and 45% respectively. The group equity accounts for its 45% joint venture holding in Kibali.

1       Refer to explanation of non-GAAP measures provided.

2       Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Construction of the metallurgical facility and infrastructure

The ultra-fine grind (UFG) capacity was extended during the quarter, with four new UFG mills installed and commissioned, enabling a substantial increase in the processing of flotation concentrate volumes, improving grind and recovery as well as providing flexibility in ore treatment. The extension of the pumpcell (CIP) circuit by two additional tanks is currently in progress and will be completed in Q2 to further improve concentrate recoveries.

Ambarau, the second hydropower station, was completed and commissioned during the first quarter, taking Kibali’s total hydropower generation capacity to 32MW.

Underground

During Q1, 323kt of ore was hauled to the surface from the underground operation. Drilled stock (drilled and available for mining) increased to six months of production during the quarter, with another production drillrig being mobilised to further increase this to ramp-up operations into full production. Development focused on the key development areas to ensure the materials handling system is operational for Q3 commissioning.

KIBALI UNDERGROUND DECLINE RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
	2017	2016	2016	2016
Ore tonnes mined	322 988	454 713	374 632	1 578 386
Development metres	3 194	3 503	2 888	13 182
Off shaft development	617	780	416	3 116

Shaft materials handling system

During Q1 civil construction began to wind down as it neared completion and mechanical and electrical construction is progressing rapidly with installation of steelwork, crushers, conveyors, pumps and supporting infrastructure to ensure the targeted throughput. Kibali took delivery of three LH621 LHDs that will be operated from the surface control room primarily in a fully autonomous mode to take the ore from the ore passes and deliver it into the ore bins before crushing. With

Randgold’s partners, Sandvik, work progressed on the development of the software that will be the ‘brains’ of the automation system. To ensure high productivity and low operational costs, the design of the ultra-hard wearing concrete paving system for the main haulage level was completed and the procurement and installation process is underway.

Capital expenditure

Capital expenditure for the quarter amounted to $60.6 million (at 100%), mainly in respect of the completion of the Ambarau hydropower station, progress on the off-shaft underground development and production level ramp-ups, the UFG circuit upgrade and the Gorumbwa Resettlement Action Plan (RAP) to start mining the fifth satellite open pit.

Kibali mineral resource and ore reserve update

The mineral resource and ore reserve base for Kibali at the end of 2016, with a comparison to figures at the end of 2015, is tabulated below:

KIBALI MINERAL RESOURCES AND ORE RESERVES

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold[3] (Moz)
at 31 December	Category	2016	2015	2016	2015	2016	2015	2016	2015
MINERAL RESOURCES[1]
Stockpiles	Measured	2.9	3.8	1.4	1.7	0.1	0.2	0.06	0.1
Open pits	Measured	6.9	6.5	2.4	2.4	0.5	0.5	0.2	0.2
	Indicated	49	56	2.1	2.1	3.3	3.8	1.5	1.7
	Inferred	21	18	1.9	1.8	1.3	1.0	0.6	0.5
Underground	Measured	7.6	-	3.4	-	0.8	-	0.4	-
	Indicated	68	68	4.1	5.2	9.0	11	4.0	5.1
	Inferred	25	29	2.7	3.0	2.2	2.8	1.0	1.3
TOTAL MINERAL RESOURCES	Measured and indicated	135	134	3.2	3.7	14	16	6.2	7.2
	Inferred	46	47	2.3	2.5	3.4	3.9	1.5	1.7
ORE RESERVES[2]
Stockpiles	Proved	2.9	3.8	1.4	1.7	0.1	0.2	0.06	0.1
Open pits	Proved	1.4	0.2	2.9	3.7	0.1	0.03	0.06	0.01
	Probable	25	30	2.1	2.2	1.7	2.2	0.8	1.0
Underground	Probable	42	45	5.4	5.6	7.2	8.2	3.2	3.7
TOTAL ORE RESERVES	Proved and probable	71	80	4.0	4.1	9.2	11	4.1	4.8

[1]	Open pit mineral resources are the insitu mineral resources falling within the $1 500/oz pit shell reported at an average cut-off of 0.59g/t. Underground mineral resources in the KCD deposit for 2016 are insitu mineral resources, that meet a cut-off of 1.6g/t within a minimum mineable stope shape, reported at and a gold price of $1 500/oz. Underground mineral resources were generated by Ernest Doh and Simon Bottoms, both officers of the company and competent persons. Mineral resources for Kombokolo were generated by Abdoulaye Ngom, an officer of the company, under the supervision of Ernest Doh and Simon Bottoms, both officers of the company and competent persons. All other open pit mineral resources were generated by Ernest Doh, an officer of the company and competent person.
[2]	Open pit ore reserves are reported at a gold price of $1 000/oz and an average cut-off of 0.88g/t and include dilution and ore loss factors. Open pit ore reserves were calculated by Nicholas Coomson, an officer of the company and a competent person. Underground ore reserves are reported at a gold price of $1 000/oz and a cut-off of 2.5g/t and include dilution and ore loss factors. Underground ore reserves were calculated by Tim Peters, an external consultant and a competent person.
[3]	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 45% interest in the Kibali gold mine.

Mineral resource and ore reserve numbers are reported as per JORC 2012 and as such are reported to the second significant digit. All mineral resource tabulations are reported inclusive of that material which is then modified to form ore reserves. The reporting of ore reserves are in accordance with SEC Industry Guide 7. Refer to comments and disclaimer in this report.

FEASIBILITY PROJECT

SENEGAL

Massawa

Work continued at Massawa and Sofia following the completion of an updated technical and financial study last quarter which confirmed that the project was moving closer to Randgold’s investment hurdle rate. Drilling continued at Sofia in an attempt to expand the open pit resource, while confirmation drilling continued on the Central Zone (CZ) of Massawa. Further metallurgical drilling was completed at Sofia for additional testwork to optimise the flowsheet and recovery of the Sofia ore.

Drilling on the CZ of Massawa focused on the southern portion of the orebody to collect sufficient samples for a pilot plant test programme of the CZ. The drilling allows geologists to infill between the various metallurgical blocks drilled in 2016 to confirm the geological model. Hydrological drilling continues and will be used to complete the final groundwater model to determine pump capacities for mining. Detailed environmental and social studies continue to conclusively define the various impacts and mitigation measures required for a potential mine. Initial water balance models have commenced together with related salt and metal balances. This will be an ongoing process as environmental testwork and modelling are completed on the residue samples from the various metallurgical programmes.

Massawa mineral resource and ore reserve update

The mineral resource and ore reserve base for Massawa at the end of 2016, with a comparison to figures at the end of 2015, is tabulated below:

MASSAWA MINERAL RESOURCES AND ORE RESERVES

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold[3] (Moz)
at 31 December	Category	2016	2015	2016	2015	2016	2015	2016	2015
MINERAL RESOURCES[1]
Open pits	Measured	0.5	0.2	5.5	5.1	0.1	0.03	0.08	0.03
	Indicated	19	35	4.0	2.6	2.5	2.9	2.0	2.4
	Inferred	20	21	2.6	2.2	1.6	1.5	1.4	1.2
Underground	Inferred	1.1	2.5	4.9	4.4	0.2	0.4	0.1	0.3
TOTAL MINERAL RESOURCES	Measured and indicated	20	35	4.0	2.6	2.6	3.0	2.1	2.5
	Inferred	21	23	2.7	2.5	1.8	1.8	1.5	1.5
ORE RESERVES[2]
Open pits	Probable	19	21	4.3	3.1	2.6	2.0	2.2	1.7
TOTAL ORE RESERVES	Proved and probable	19	21	4.3	3.1	2.6	2.0	2.2	1.7

[1]	Open pit mineral resources are reported as the insitu mineral resources falling within the $1 500/oz pit shell reported at an average cut off of 0.84g/t. Underground mineral resources are those insitu mineral resources below the $1 500/oz pit shell of the North Zone 2 deposit reported at a 2.3g/t cut-off. Mineral resources for Massawa were generated by Simon Bottoms and Rodney Quick, both officers of the company and competent persons.
[2]	Open pit ore reserves are reported at a gold price of $1 000/oz and at a 1.13g/t cut-off and include dilution and ore loss factors. Open pit ore reserves were generated by Shaun Gillespie, an officer of the company and competent person

3       Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 83.25% interest in Massawa.

Mineral	resource and ore reserve numbers are reported as per JORC 2012 and as such are reported to the second significant digit. All mineral resource tabulations are reported inclusive of that material which is then modified to form ore reserves. The reporting of ore reserves are in accordance with SEC Industry Guide 7. Refer to comments and disclaimer in this report.

EXPLORATION ACTIVITIES

Randgold’s exploration team continues to generate opportunities by progressing exploration targets through the resource triangle, and the first quarter is traditionally one of the busiest of the year. Good results from both brownfields and greenfields teams this quarter have continued to highlight the potential of the portfolio. Significant near mine opportunities are being identified while generative and greenfields work continues to expand to provide the future growth for the company. This quarter, up to 18 drill rigs have been drilling on selected targets from within the company’s portfolio of 134 targets across West Africa and in the DRC.

MALI

Loulo

Conversion drilling at Gara Far South Extension continued during the quarter with six holes completed returning grades comparable to the block model. At Loulo 3, two drillholes testing the dilational jog target below the current pit returned 1m @ 89g/t and 5m @ 9.18g/t, confirming the model. The programme continues with step out drilling at depth with the aim of identifying a significant underground resource. At Yalea, further validation of new targets has confirmed the potential for a west dipping transfer zone hosting Purple Patch style mineralisation at elevations between the base of the current pit and the recent deep exploration drilling in the south of the deposit. This target will be evaluated in Q2 2017.

At Saba, to the north of Gara, mapping and trenching in Q1 have identified a total 4.5km strike length of prospective greywacke with variable ‘Gara style’ folding and quartz-carbonate vein mineralisation associated with tourmaline alteration. Preliminary observations from drilling to understand the geology in section have confirmed the Gara model of a folded mineralised system, and follow-up drilling will investigate the continuity of the most significant mineralised portions identified from surface fieldwork. Extensions to the Gara system to the south of the deposit are being targeted at Falémé where follow-up trenching has revealed the characteristic Gara stratigraphy.

Gounkoto

Brownfields exploration at Gounkoto has advanced from the progress reported last quarter by concluding the scout drilling programme at Miriya (MZ3), as well as validating and drilling on two of the three near mine targets generated from the gap analysis of the Gounkoto system. Scout drilling at MZ4 Plunge has confirmed the model of a southerly plunging mineralised intersection between the domain boundary and a brittle footwall feeder structure, with results of 39.3m @ 3.56g/t, including 17.25m @ 7.74g/t (MZ4DH05). Scout drilling at Miriya and MZ1 FW did not intersect any significant mineralisation and both targets have been removed from the resource triangle.

Greenfields exploration at Gounkoto has focused on advancing three high priority areas on major structures: Faraba North, Domain Boundary and Faraba Structure. At Faraba North, scout trenching intersected several zones of mineralisation and preliminary interpretation of structural data collected from these trenches supports the geological model of an anastomosing NS shear system. Drilling is planned for Q2. Mapping and reconnaissance trenching along the other priority areas is aimed at tracing the main structures to define additional targets for follow-up.

Bakolobi JV (Taurus Gold)

Drilling on the Koliguinda target is being planned to continue testing the full extent of the mineralised corridor that is mostly concealed under the Falémé River transported gravels. Follow-up is planned on the Dioula-Gamaye structure and on the regional targets of Barala and Dioula West.

Bena License

On the Bena permit to the immediate south of Gounkoto, reinterpretation of the Sinsinko Main target has identified a prospective zone in the south of the target where artisanal miners have exposed saprolite hosted mineralisation that may coincide with some structural complexity which has not been fully tested. A drill programme has been designed to specifically test this area and the remainder of the Sinsinko structure during Q2. Surface and near surface work continued over two anomalous structures defined at the Boulandissou target. A termite sampling programme has been completed over the northern part of the Bena permit which is dominated by depositional regolith, potentially masking major structures such as the Domain Boundary and Faraba structures. Results are pending.

Massakama JV (Alecto Minerals)

Early this quarter follow-up work focused on four priority targets, all located in the Kobokoto permit. A trench completed at Sama above a historic RC hole (29m @ 5.49g/t) intercepted a wide alteration zone associated with quartz-tourmaline veins and returned a low grade intersection which included 10.8m @ 0.57g/t. After overall weak results obtained on the follow-up targets, exploration shifted later in the quarter towards the western belt-basin margin at Matouwa where initial results from pits and trenches show the potential of continuous mineralisation over a +1km strike length. These results include 6.97m @ 1.87g/t in the first trench within intensively altered and sheared metasedimentary and volcanic rocks. On the Koussikoto permit, regional pit lines have started to test anomalies located in the northern half of the permit.

SENEGAL

Sofia

Pending results from the Sofia Main infill drill programme completed in Q4 2016 confirmed a wider high grade panel in the central part of Sofia Main and the most significant results include: SFRC106 - 11m @ 6.2g/t (43m); SFRC107 - 7m @ 2.2g/t (163m); SFRC111 - 8m @ 16.6g/t (94m) and 22m @ 8.4g/t (109m); SFRC113 - 9m @ 8.2g/t (86m); and SFRC121 - 8m @ 2.4g/t (153m).

In order to extend the Sofia Main indicated resources to the SW and NE of the current infill grid, additional infill holes have been drilled. In the SW, the geology and geometry of the orebody is consistent with mineralisation along strike with wide (up to 34m) altered zones intercepted. The mineralisation is expected to return grades of ~2g/t and results are pending. Drilling in the NE part of Sofia Main returned weaker than expected results, confirming the decrease in grade towards the north. Additional diamond drilling was undertaken to test mineralisation below the $1 000/oz pit shell to close off high grade mineralisation at depth beneath the Q4 2016 40x40m drill grid. The drilling has confirmed that below 30RL, steepening of the HW structure closes off the high grade system with weak alteration intercepted, however a number of deeper conceptual targets are being evaluated.

In addition to the infill and deeper drilling, a geological review of the Sofia Main deposit was completed, which included a further phase of relogging and the integration of lithogeochemical data. The aim of the study was to further refine the geological model and to better understand the controls on high grade mineralisation. This work broadly confirmed the geological model developed during 2016 and has established that the main high grade ore shoot at Sofia is localised at the intersection of a sheared, ultramafic dyke and a large, tabular gabbro unit. A secondary ore shoot is localised at the northern termination of the same ultramafic dyke. Importantly, the ultramafic dyke is part of a larger dyke network, indicating the possibility of similar geological settings elsewhere at Sofia. This information is currently being used to generate additional exploration targets at Sofia.

To the NE of Sofia Main, the Sofia North targets have been mapped and historical drilling remodelled in order to identify potential for additional ounces. The work has identified several untested mineralised zones which will be followed up with trenching and drilling in Q2. In addition, follow-up work will be conducted on priority targets and any new target that might arise from ongoing reviews.

CÔTE D’IVOIRE

Nielle

In order to extend Tongon’s Life of Mine (LoM), a re-evaluation of the existing satellites and other targets in the portfolio commenced during the quarter. Remodelling in the eastern end of the Tongon NZ deposit indicates potential to extend the $1 000/oz pit shell as well as potential for a significant underground resource.

On the satellites, Sekala is scheduled to be converted to reserve by the end of Q2, following the completion of a final phase of geotechnical drilling and metallurgical testwork. At Seydou South, re-evaluation of the geological model indicates the system is more complex than the tabular Sekala deposit. Multiple lodes with a complex deformation history involving early folding and reactivation of older NE oriented structures results in both vein stockwork and shear zone hosted mineralisation. A nine-hole diamond drilling programme started late in the quarter to update and provide a robust geological model by mid-Q2.

In addition to the advanced satellites, near mine targets at Tongon West and the Main Gate were reviewed this quarter and will be tested in Q2. Seydou East is a newly prioritised target which has a >700m 220ppb soil anomaly confirmed by RAB drilling. Follow-up trenching on this target as well as on Jubula and Gap Zone is underway.

Boundiali

A three-fold strategy has been adopted to fast-track the evaluation of the priority targets in the northern half of the Fonondara structure: (1) intensive pitting and trenching to define drill targets; (2) completing a data review and interpretation along the Fonondara corridor; and (3) infill soil sampling over the southern portions of the Fonondara and Syama structures to delineate new targets for follow-up in Q2. Two targets have been rejected this quarter while the latest work is being finalised at Nata and Baya where a broad zone of mineralisation of 200m width averaging 0.3g/t is defined and being followed up. In the southern portion of the structure, a 6 000m reconnaissance RC programme has started over the +13km long Fonondara-Katiere corridor where surface data and ancient orpailleur workings have demonstrated significant alteration and mineralisation west of the previously drilled Fonondara structure. The initial holes reveal significant alteration and results are pending. Further south on the Fonondara structure, infill soil sampling has generated strong anomalies and preliminary results from the trenching programme at Katiere are identifying multiple narrow zones of mineralisation. A large portion of the structure remains to be tested.

Mankono

At Gbongogo, exploration continued with a trenching programme to test for the inferred ductile shear interpreted from the recent core review, with the most significant intersection returning 20.8m @ 0.4g/t. A trench testing the extension of the Gbongogo alteration system into the sediments to the south of the target intersected 90.1m @ 0.33g/t, confirming the system extends beyond the limits of the intrusion. A dipole-dipole survey over the Gbongogo Lake started towards the end of the quarter to help map the northern extension of the Gbongogo intrusion. Further modelling and optimisation of the Gbongogo mineralisation will define the economic limits of the mineralisation at depth and guide deeper drilling.

Trenching and pitting at the Kowa target, situated 6km south of Gbongogo, has confirmed only weakly mineralised bedrock beneath a thin gold-rich regolith profile, and the target has therefore been downgraded. Elsewhere in the permit, the Bafretou and Dokeka targets have undergone their first phase of surface work. Target generation is ongoing with infill soil over a 5km grid at Lokolo target, where regional soil sampling delineated a +3km long anomaly along the belt margin contact.

Fapoha

Work shifted this quarter to the western part of the permit where the southern extension of the Tongon structure is projected and coincides with a +12km regional soil anomaly. The infill soil undertaken this quarter highlighted a number of 100ppb NNE trending anomalies on the interpreted contact with a granite/granodiorite body and two of them have been prioritised for immediate follow-up. Although most of the results are pending, the initial pit and trench results at Djoufou target defined a +100m wide anomalous zone. Follow-up pitting is being accelerated on the intrusive margin where more intense and continuous deformation is expected.

DEMOCRATIC REPUBLIC OF CONGO

Kibali

At Rhino, near the KCD pit, three trenches were completed 100m NE of the current Rhino pit to test for additional hangingwall lenses. Two mineralised lenses were intersected with a weighted average of 9.83m @ 4.54g/t over 20m and 4.22m @ 2.32g/t over 20m, both of which are open along strike. These lenses appear to be the south east extension of the high grade lodes mined from the old Agbarabo pit. Follow-up work next quarter will focus on a drilling programme across the whole area to test the lateral and down plunge continuity of lenses. A larger system incorporating multiple high grade shoots around the Kombokolo-Agbarabo Ironstone has been modelled with the potential to deliver a large resource.

At Sessengue SW, a fence of diamond drilling across the trend of the plunging mineralised system will be completed early next quarter. The geology at that location is particularly complex and diamond drilling is an important step to understand the folding and relate the mineralisation to the 9000 lode immediately above it.

At Aerodrome, a drilling programme was completed this quarter to improve the existing model. RC drilling was completed in two areas for a total of 17 holes, testing the continuity of the 1001, 1002 and footwall lenses confirming the model and returning grades comparable to the existing model. The team is now evaluating open potential along strike from and between the lodes in the Pamaou-Pakaka-Aerodrome target area.

The Pamao deposit, situated to the west of Pakaka, is planned to come into the mining schedule in 2018, and has a current reserve of 5.8Mt @ 1.41g/t for 261koz. Pending results from diamond hole PMDD036 and the first phase trench PMTR004 were received early this quarter. The diamond hole is part of a six diamond hole programme completed last quarter, infilling the historical holes in the high grade zones to improve the model. PMDD036 returned 15.4m @ 2.28g/t and trench PMTR004 returned 61m @ 2.01g/t. Following the success of the drilling and trenching programme, a second and third phase of infill trenching is ongoing to bring the trench spacing down to 50m to better delineate the surface expression of the mineralisation. Overall good lithological correlation was noted through the new trenches. Results from the second phase trenching include 8m @ 5.52g/t, 16m @ 1.15g/t, 16.3m @ 1.13g/t, 48m @ 2.06g/t and 6m @ 2.17g/t.

At the Kalimva/Ikamva target, four fence lines of RC holes totalling 2 431m were executed to test the proposed model of isolated and sigmoidal N-NE plunging shoots. The results confirmed a continuous low grade, tabular structure hosting multiple higher grade shoots. Fences 5 and 6 intersected the mineralisation projected from the southern pit and old diamond holes KVDD0001 (73.65m @ 3.41g/t and 25m @ 1.22g/t) and KVDD0002 (26.03m @ 2.57g/t, including 11.55m @ 4.19g/t), identifying lenses with average grades of 34.25m @ 1.34g/t over 187m on fence 5; and 30.5m @ 1.47g/t over 175m on fence 6. Fence 7 intersected a lens averaging 16.33m @ 2.39g/t over 150m. On fence 8, two lenses have been identified corresponding to down plunge of intersects from KVDD0005 (8m @ 1.07g/t and 2.6m @ 0.71g/t). The lower lens has a weighted average of 6.33m @ 1.52g/t over 70m and it is closed down dip whereas the upper lens is still open down dip and has an average of 6.75m @ 2.75g/t over 70m. Different controls and orientations of the high grade shoots are under investigation and further work will be proposed to in-fill identified gaps and test further opportunities.

Moku JV (SMB)

At Moku, the focus this quarter has been on the three priority areas delineated by anomalous stream sediment results and regional and reconnaissance mapping completed in previous quarters. At the Ganga-PC trend, a trench testing a previous channel result of 25m @ 1.94g/t returned 4.5m @ 1.09g/t, 5.7m @ 2.17g/t and 6.90m @ 0.42g/t. Further trench and pit extension and step out trenching at 100m spacing is underway along the entire 1.1km strike length of the surface anomaly. Results from a soil geochemical survey undertaken on Ganga–PC show two anomalous trends parallel to major structures running through the target area. One soil trend is situated along the 12km long Mutubi-Ganga-PC artisanal area, with another trend located in the NW and extending over 6.5km. Both zones show good continuity, but the anomalies have a low tenor and the regolith is being further investigated.

In the Meyo block in the centre of the project, regional mapping as well as more detailed reconnaissance sampling and mapping were conducted over the Gau Main and Gau Central targets. The results of this programme have significantly expanded the known mineralisation, defining an area of anomalous gold values that is +400m long and 15m wide at Gau Main, which has only seen limited historic rock and channel sampling. Horizontal auger drilling into the hangingwall at Gau Main extended existing channel sample results of 7.5m @ 4.3g/t and 6.1m @ 2.3g/t by several metres. Mineralisation is hosted in a NW striking shear at the contact between banded iron formations and sediments. At Gau Central, rock chip samples and channel samples were selectively taken from mineralised structures exposed in artisanal workings. The best intercept returned 2m @ 3.53g/t from a strongly silicified and sulphide rich Ironstone with grab samples of up to 13.7g/t, however trench results across the target were only weakly anomalous. As the target features a strong plunging lineation which may have a control on the location of higher grade mineralisation, further geological work is in progress.

The Zembe target is located on the southern extension of the KZ trend at Kibali. Results from an infill soil programme completed this quarter show multiple anomalous zones which are supported by lithosample results with values up to 7.26g/t. The soil anomalism follows a NW trend over a 3.6km strike length and is coincident with several geologically prospective features (ironstone and basalt contacts) identified by airborne geophysical surveys. Scout trenching has been initiated.

Ngayu JV (Loncor Resources)

Final processed data has been received from the 10 013 line km helicopter borne electromagnetic VTEM survey over the Ngayu belt in north eastern DRC. The final results are now being combined with all other geological layers to complete an updated integrated geological map of the belt. Seven preliminary AOIs have been delineated and will be refined in the coming quarter with the results of ongoing regional generative studies. Fieldwork is planned to start on the Ngayu projects in Q2.

Generative

Generative work has continued during the quarter on the craton-scale structure and prospectivity of Archean rocks in the DRC and other parts of central Africa.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Unaudited	Unaudited	Unaudited	Audited
	quarter	quarter	quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
$000	2017	2016	2016	2016
REVENUES
Gold sales on spot	316 712	356 387	267 555	1 200 777
Total revenues	316 712	356 387	267 555	1 200 777
Share of profits/(losses) of equity accounted joint ventures	(5 217)	(3 243)	8 521	17 299
Other income	2 406	1 228	1 269	5 960
Total income	313 901	354 372	277 345	1 224 036
COST AND EXPENSES
Mine production costs	111 565	107 217	114 534	461 522
Movement in production inventory and ore stockpiles	2 102	13 352	566	13 239
Depreciation and amortisation	39 009	61 399	37 915	175 343
Other mining and processing costs	14 751	14 779	14 453	60 141
Mining and processing costs	167 427	196 747	167 468	710 245
Royalties	16 306	18 370	14 059	62 377
Exploration and corporate expenditure	10 908	7 997	8 947	41 202
Other expenses	-	1 991	2 011	5 967
Total costs	194 641	225 105	192 485	819 791
Finance income	769	454	595	1 553
Finance costs	(410)	(1 927)	(419)	(3 193)
Finance income/(costs) – net	359	(1 473)	176	(1 640)
Profit before income tax	119 619	127 794	85 036	402 605
Income tax expense	(34 695)	(33 470)	(21 113)	(108 384)
Profit for the period	84 924	94 324	63 923	294 221
Other comprehensive income
Loss/(profit) on available-for-sale financial assets	-	(7)	589	6
Share of equity accounted joint ventures other comprehensive loss/(profit)	(9)	-	8	1 600
Total other comprehensive expense/(income)	(9)	(7)	597	1 606
Total comprehensive expense/(income)	84 915	94 317	64 520	295 827
Profit attributable to:
Owners of the parent	69 818	78 520	54 357	247 474
Non-controlling interests	15 106	15 804	9 566	46 747
	84 924	94 324	63 923	294 221
Total comprehensive income attributable to:
Owners of the parent	69 809	78 513	54 954	249 080
Non-controlling interests	15 106	15 804	9 566	46 747
	84 915	94 317	64 520	295 827
Basic earnings per share ($)	0.74	0.84	0.58	2.64
Diluted earnings per share ($)	0.73	0.83	0.57	2.61
Average shares in issue (000)	93 944	93 790	93 414	93 644

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Unaudited	Audited	Unaudited
	at 31 Mar	at 31 Dec	at 31 Mar
$000	2017	2016	2016
Assets
Non-current assets
Property, plant and equipment	1 563 987	1 560 860	1 556 700
Cost	2 504 557	2 462 421	2 320 833
Accumulated depreciation and amortisations	(940 570)	(901 561)	(764 133)
Long-term ore stockpiles	163 571	164 706	164 439
Trade and other receivables	-	-	12 628
Investments in equity accounted joint ventures	1 408 892	1 414 211	1 430 793
Other investments in joint ventures	37 945	34 423	44 597
Total investments in joint ventures	1 446 837	1 448 634	1 475 390
Total non-current assets	3 174 395	3 174 200	3 209 157
Current assets
Inventories and ore stockpiles	124 568	119 027	129 918
Trade and other receivables	236 795	231 430	211 635
Cash and cash equivalents	600 275	516 301	253 804
Available-for-sale financial assets	-	-	1 496
Total current assets	961 638	866 758	596 853
Total assets	4 136 033	4 040 958	3 806 010
Equity attributable to owners of the parent	3 576 599	3 498 699	3 337 960
Non-controlling interests	263 909	253 258	225 112
Total equity	3 840 508	3 751 957	3 563 072
Non-current liabilities
Loans from minority shareholders	2 765	2 765	2 765
Deferred tax	46 229	42 386	37 338
Provision for rehabilitation	55 455	55 455	47 581
Total non-current liabilities	104 449	100 606	87 684
Current liabilities
Trade and other payables	119 997	127 377	138 339
Current income tax payable	71 079	61 018	16 915
Total current liabilities	191 076	188 395	155 254
Total equity and liabilities	4 136 033	4 040 958	3 806 010

These results are presented as the first quarter ended 31 March 2017. They have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS) on a basis that is consistent with the accounting policies applied by the group in its audited consolidated financial statements for the year ended 31 December 2016, and which will form the basis of the 2017 annual report. No new or amended accounting standards effective for 2017 have had a significant impact on the group. This announcement has been prepared in compliance with IAS 34 - Interim Financial Reporting. These results do not include all the notes of the type normally included in an annual financial report. Accordingly, this condensed report is to be read in conjunction with the annual report for the year 31 December 2016, and any public announcements made by the group during the reporting period. While the information included in this announcement has been prepared in accordance with the recognition and measurement criteria of IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The auditors’ report for the year ended 31 December 2016 was unqualified and did not include references to any matters which the auditor drew attention to by way of emphasis without qualifying their report.

Property, plant and equipment cost increased by $42.1 million for the three months ended 31 March 2017, and was mainly attributable to capital expenditure at the Loulo-Gounkoto complex of $28.0 million. Of this amount, $16.4 million was spent on the development of the Yalea and Gara underground mines, and $10.4 million was spent on ongoing capital including the underground grade control and engineering upgrades. Ongoing capital expenditure at Tongon was $5.9 million, while $3.8 million was spent at the Massawa project during the quarter.

The group’s capital commitments (including its share of equity accounted joint ventures) at 31 March 2017 amounted to $18.9 million, with the majority relating to the Loulo-Gounkoto complex ($7.2 million) and Kibali ($9.3 million attributable).

The long term ore stockpiles balance of $163.6 million was in line with the balance at 31 December 2016 and relates to the portion of ore stockpiles at Loulo, Gounkoto and Tongon which are expected to be processed after more than one year, in line with the respective mine plans.

Investments in equity accounted joint ventures reflects the group’s share of its equity accounted investments, mainly Kibali as well as Morila, and the group’s asset leasing joint ventures. Other investments in joint ventures reflect the group’s loans advanced to the group’s asset leasing joint ventures.

The balances of $1.4 billion in total investment in joint ventures at 31 March 2017 was in line with the balances at 31 December 2016 and the movement in the quarter mainly reflects loan granted to RAL ($3.4 million), offset by the group’s share of the losses from equity accounted joint ventures ($5.2 million).

Current inventories and ore stockpiles of $124.6 million increased by $5.6 million from the balances at 31 December 2016, mainly as a result of an increase in the consumable stores at Loulo and Tongon in line with mine plans.

Trade and other receivables at 31 March 2017 increased by 2% from the balances at 31 December 2016. This mainly reflects increases in trade balances at Tongon ($15.0 million) due to the timing of gold shipments, partially offset by decreases in the value added tax (TVA) balances at Gounkoto ($5.9 million).

The TVA balances at Loulo and Gounkoto are expected to be recovered within one year and as such are considered short term in nature and therefore no long term portion exists at 31 March 2017 (31 December 2016: nil).

The total outstanding refundable TVA balances in Mali amount to $88.0 million (31 December 2016: $94.4 million) and include 100% of the Loulo and Gounkoto TVA receivables and the attributable portion of the Morila TVA receivable of $12.9 million. Morila, Loulo and Gounkoto have the legal right, under the terms of their respective mining conventions, to offset other taxes payable to the State of Mali against these refundable TVA balances. Management continues to pursue the cash settlement of these TVA balances.

The group’s share of the TVA balance at Kibali amounted to $58.3 million (31 December 2016: $74.1 million). The Morila and Kibali TVA balances are included in the group’s investment in joint ventures line.

As disclosed in Q4 2016, the International Center for Settlement of Investment Disputes’ (ICSID) arbitration tribunal issued its final and binding award in June 2016, resulting in Loulo being awarded $29.2 million in principal (together with an award for costs and interest) from the State of Mali, for monies found by the tribunal to have been wrongfully taken by the government through TVA credits. This amount was subsequently paid during the third quarter. In addition, the arbitration ruled that TVA withholding tax on foreign suppliers was due to the State of Mali, although amounts were also confirmed to be recoverable as TVA receivables such that the TVA payable is matched by an equal TVA receivable. The arbitration however related to only a portion of the various tax claims which have been received from the State of Mali in respect of its Mali operations. Payments totalling $27.3 million were made against a portion of these claims in the third quarter. The outstanding claims in respect of its Mali operations totalled $122.7 million at the end of the current quarter.

Having taken professional advice, the group considers material elements of the remaining claims to be without merit or foundation and is strongly defending its position in relation to these claims and following the appropriate legal process. Accordingly, no provision has been made for the material claims and the likelihood of a material outflow of economic benefits in respect of such claims is considered remote under IFRS. Loulo, Gounkoto and Morila each has legally binding establishment conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve these outstanding fiscal issues. During the third quarter of 2016, the group received payment demands for these disputed amounts, and while it was engaged with the authorities on these demands, its office in Bamako was closed by the authorities but subsequently reopened in October. During October 2016, the group paid tax advances to the State of Mali in the amount of $25.0 million, to ensure that it could continue to engage with the Malian authorities to resolve the tax disputes, noting that any amounts which were legally not due would be refunded. These amounts are shown in trade and other receivables.

The increase in cash of $84.0 million since 31 December 2016 largely reflects the strong operational cash flows from the Loulo-Gounkoto complex and the Tongon mine ($144.4 million combined), partially offset by the group’s continued investment in capital expenditure in its subsidiaries ($41.3 million).

This report has been prepared on a going concern basis as the directors believe that based on the company's current cash resources and facilities, projected operating cash flows and capital expenditure, the company will be able to meet its obligations at the prevailing gold price for the foreseeable future, a period of not less than 12 months from the date of this report.

Deferred tax of $46.2 million increased by 9% from the balance at 31 December 2016, mainly due to changes in the LoM units of production depreciation estimates at the Loulo-Gounkoto complex and at Tongon during the quarter.

Trade and other payables of $120.0 million decreased by 6% from the balance at 31 December 2016 of $127.4 million, mainly as a result of the decrease in supplier balances at the Loulo-Gounkoto complex due to the timing of payments of invoices.

Current tax payable of $71.1 million increased by 16% and by $10.1 million from the balances at 31 December 2016 due to the timing of provisional payments to be made in April 2017.

CONSOLIDATED CASH FLOW STATEMENT

	Unaudited	Unaudited	Unaudited	Audited
	quarter	quarter	quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
$000	2017	2016	2016	2016
Profit after tax	84 924	94 324	63 923	294 221
Income tax expense	34 695	33 470	21 113	108 384
Profit before income tax	119 619	127 794	85 036	402 605
Share of losses/(profits) of equity accounted joint ventures	5 217	3 243	(8 521)	(17 299)
Adjustment for non-cash items	51 704	75 435	44 906	216 633
Effects of change in operating working capital items	(32 137)	(11 805)	(17 038)	(37 477)
Receivables	(12 963)	(13 089)	(11 315)	(53 319)
Inventories and ore stockpiles	(4 406)	3 061	3 953	14 577
Trade and other payables	(14 768)	(1 777)	(9 676)	1 265
Cash generated from operations	144 403	194 667	104 383	564 462
Dividends received from equity accounted joint ventures	-	21 000	5 000	26 000
Income tax paid	(11 292)	(11 002)	(13 614)	(69 235)
Net cash generated from operating activities	133 111	204 665	95 769	521 227
Additions to property, plant and equipment	(41 277)	(50 265)	(54 623)	(170 783)
Sale of shares in available-for-sale financial assets	-	-	-	1 982
Funds invested in equity accounted joint ventures	(4 184)	-	(25)	-
Loans repaid by equity accounted joint ventures	746	2 602	1 420	11 934
Acquisition of additional interest in Tongon	-	(378)	-	(718)
Net cash used by investing activities	(44 715)	(48 041)	(53 228)	(157 585)
Proceeds from issue of ordinary shares	33	444	1 051	3 233
Dividends paid to company’s shareholders	-	-	-	(52 091)
Dividends paid to non-controlling interests	(4 455)	(1 870)	(3 160)	(11 855)
Net cash generated by financing activities	(4 422)	(1 426)	(2 109)	(60 713)
Net increase in cash and cash equivalents	83 974	155 198	40 432	302 929
Cash and cash equivalents at beginning of period	516 301	361 103	213 372	213 372
Cash and cash equivalents at end of period	600 275	516 301	253 804	516 301

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Number of ordinary shares	Share capital $000	Share premium $000	Other reserves[1] $000	Retained earnings $000	Total equity attributable to owners of parent $000	Non- controlling interests $000	Total equity $000
Balance - 31 Dec 2015 - audited	93 232 920	4 662	1 493 781	67 005	1 708 151	3 273 599	218 706	3 492 305
Fair value movement on available-for-sale financial assets[1]	-	-	-	589	-	589	-	589
Share of other comprehensive income of joint ventures[1]	-	-	-	8	-	8	-	8
Other comprehensive income	-	-	-	597	-	597	-	597
Net profit for the period	-	-	-	-	54 357	54 357	9 566	63 923
Total comprehensive income for the period	-	-	-	597	54 357	54 954	9 566	64 520
Share-based payments	-	-	-	6 991	-	6 991	-	6 991
Share options exercised	32 300	2	1 049	-	-	1 051	-	1 051
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	390	(390)	-	-	-	-
Shares vested[2]	248 505	12	19 596	(18 243)	-	1 365	-	1 365
Non-controlling interest share of Gounkoto and Tongon dividend	-	-	-	-	-	-	(3 160)	(3 160)
Balance - 31 Mar 2016 - unaudited	93 513 725	4 676	1 514 816	55 960	1 762 508	3 337 960	225 112	3 563 072
Balance - 31 Dec 2016 - audited	93 803 752	4 690	1 537 326	63 141	1 893 542	3 498 699	253 258	3 751 957
Fair value movement on available-for-sale financial assets[1]	-	-	-	-	-	-	-	-
Share of other comprehensive income of joint ventures[1]	-	-	-	(9)	-	(9)	-	(9)
Other comprehensive income	-	-	-	(9)	-	(9)	-	(9)
Net profit for the period	-	-	-	-	69 818	69 818	15 106	84 924
Total comprehensive income for the period	-	-	-	(9)	69 818	69 809	15 106	84 915
Share-based payments	-	-	-	6 626	-	6 626	-	6 626
Share options exercised	500	-	33	-	-	33	-	33
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	9	(9)	-	-	-	-
Shares vested[2]	231 764	12	19 612	(18 192)	-	1 432	-	1 432
Non-controlling interest share of Gounkoto dividend	-	-	-	-	-	-	(4 455)	(4 455)
Balance - 31 Mar 2017 - unaudited	94 036 016	4 702	1 556 980	51 557	1 963 360	3 576 599	263 909	3 840 508

[1]	Other reserves includes the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) as well as the foreign currency translation reserve and the movements in available-for-sale financial assets.
[2]	Restricted shares were issued as remuneration to executive directors and senior management. Shares were also issued to executive directors following approval of their annual bonuses and to non-executive directors as fees. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

NON-GAAP MEASURES

Randgold has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance.

These measures are explained further below:

Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash cost per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, and royalties. Total cash costs exclude costs associated with capitalised stripping activities. Total cash costs and total cash cost per ounce also include our share of our equity accounted joint ventures’ total cash costs and total cash cost per ounce.

Total cash cost per ounce is calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces sold for the periods presented. Total cash costs and total cash cost per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash cost per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortisation would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute.

Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash cost per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash cost per ounce is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating cost per ounce is calculated by dividing cash operating costs by gold ounces sold for the periods presented.

Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts. Randgold currently does not have any hedge positions. Gold sales include our share of our equity accounted joint ventures’ gold sales.

Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented. Profit from mining includes our share of our equity accounted joint ventures.

Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period. Gold on hand includes our share of our equity accounted joint ventures’ gold on hand.

The group non-GAAP measures presented in the ‘Summarised financial information’ in the accompanying table include the group’s share of each operating mine, together with adjustments to eliminate intergroup transactions.

The accompanying table reconciles gold sales, total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the statement of comprehensive income, determined in accordance with IFRS, for each of the periods set out therein.

NON-GAAP

	Unaudited	Unaudited	Unaudited	Audited
	quarter	quarter	quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
$000	2017	2016	2016	2016
Gold sales per IFRS[1]	316 712	356 387	267 555	1 200 777
Gold sales adjustments for joint ventures[2]	92 891	96 664	78 213	345 253
Gold sales[3]	409 603	453 051	345 768	1 546 030
Mine production costs	111 565	107 217	114 534	461 522
Movement in production inventory and ore stockpiles[1]	2 102	13 352	566	13 239
Royalties including adjustment for joint ventures	20 772	23 278	17 596	78 759
Royalty adjustment for joint ventures[3]	(4 466)	(4 908)	(3 537)	(16 382)
Total royalties[1]	16 306	18 370	14 059	62 377
Other mining and processing costs[1]	14 751	14 779	14 453	60 141
Cash costs adjustments for joint ventures[2]	62 999	52 577	45 351	197 153
Total cash costs[3]	207 723	206 295	188 963	794 432
Profit from mining activity[3]	201 880	246 756	156 805	751 598
Ounces sold	335 603	375 718	291 385	1 242 366
Total cash cost per ounce sold[3]	619	549	648	639
Cash operating cost per ounce sold[3]	557	487	588	576
Gold on hand at period end[3]	13 150	27 772	16 844	27 772

[1]	Figures extracted from IFRS results.
[2]	The group includes the gold sales and cash costs associated with the joint venture results in its non-GAAP measures. The gold sales adjustments reflect our 40% share of Morila’s gold sales and 45% share of Kibali’s gold sales. The cash costs adjustments primarily reflect our 40% share of Morila’s cash costs, 45% of Kibali’s cash costs, as well as our 50.1% share in RAL 1 Limited’s (RAL 1) cash cost adjustments.
[3]	Refer to explanation of non-GAAP measures provided.

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

The group is subject to a variety of risks and uncertainties which are the result of not only the business environment in which it operates but also of other factors over which it has little or no control. The board, as part of its role in providing strategic oversight and stewardship of the company, is responsible for the group’s systems of risk management and internal control as well as reviewing their operational effectiveness on a regular basis. We are continually evaluating risks to ensure the business achieves its strategic objectives; however the principal risks and uncertainties which could impact the group’s long term performance remain those detailed in the group’s 2016 annual report and financial statements, a copy of which is available on the group’s website www.randgoldresources.com.

The group’s strategy takes into account known risks but there may be additional risks unknown to the group and other risks, currently believed to be immaterial, which could develop into material risks. It is recognised that the group is exposed to risks wider than those listed. However, we have disclosed those we believe are likely to have the greatest impact on our business at this moment in time and those that have been the subject of debate at recent board or audit committee meetings. The principal risks and uncertainties may materialise individually, simultaneously or in combination and should be considered in connection with any forward looking statements in this document, the 2016 annual report and the information available on the group’s website.

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

EXTERNAL RISKS	NATURE AND IMPACT
Gold price volatility	Gold price volatility can result in material and adverse movement in the group’s operating results, asset values, revenues and cash flows. Sustained or significant declines in the gold price will affect earnings and cash flow. Group planning, forecasting and long term financial strategy are subject to gold price assumptions and therefore changes to the gold price may have an adverse effect the group’s ability to fund its capital projects.
Country risk	The group operates in jurisdictions where changes may occur to the political environment and governments may seek a greater share of mineral wealth. Inadequate monitoring of in-country political instability and uncertainty or failure to adapt to changes to terms applicable to the group’s operations may impact the ability to sustain operations, prevent the group from making future investments or result in increased costs for the group.
Corporate, social and environmental responsibility	Some of the group’s current and potential operations are located near communities that may regard these operations as being detrimental to them. Poor management of stakeholder communication and expectations with a lack of community development activities or regard for environmental responsibility may lead to the inability to sustain operations in the area and impact the group’s ability to expand into other regions. Failure to understand social and environmental contexts can lead to insufficient planning, resourcing and costing of projects. Failure to comply with environmental regulations could lead to fines and, in the extreme, loss of operating licence.
Supply routes	Due to the remote location of the operations the disruption of supply routes may cause delays with construction and mine activities. Supply chain failures, disruptions or significantly increased costs within the supply chain could have an adverse effect on the group’s operations.
FINANCIAL RISKS	NATURE AND IMPACT
Operating and capital cost control	Operating cost and capital cost control are a key factor in the group’s profitability. Failure to control operating cost of production or operational objectives will result in reduced margins and profitability. Failure or inability to monitor capital expenditure and progress of capital projects may result in financial losses, overspend on projects and cause returns to be eroded. General cost inflation in the mining sector could affect the operations and projects resulting in significant pressure on operating and capital costs.
In-country tax regimes	The group operates in jurisdictions which may change tax or fiscal regimes and regulations and, failure to adapt to such issues may result in fines and financial losses. Inability to enforce legislation over tax or incorrectly applied legislation may result in lengthy arbitration and loss of profits.
OPERATIONAL RISKS	NATURE AND IMPACT
Production, reserves and resources	The group’s mining operations may yield less gold under actual production conditions than indicated by its gold reserve figures, which are estimates based on a number of assumptions, including mining and recovery factors, production costs and gold price. In such instances the group’s profitability may be affected should actual production be lower than indicated reserves. Should the prevailing gold price not support or sustain the valuation the carrying value of assets may be impaired.
Environmental, health, safety and security incident	The mining sector is subject extensive health, safety and environmental laws, regulations and standards alongside stakeholder expectations. Failure to maintain environmental, health and safety standards’ may result in significant environmental or safety incidents or deterioration in safety performance standards leading to loss of life or significant loss of time and disruption or damage to operations. Evolving regulation and standards could result in increased costs, litigation or in extreme cases may threaten the viability of an operation.
Risks associated with underground mining and geotechnical failure	The group has a number of underground projects which are subject to the extensive risks associated with underground mining. Failure to monitor or mitigate such risks may affect the profitability of the group and the operational performance. Failure to consider geotechnical failure in planning and then monitor the impact during operations may impact the geotechnical stability of pits and underground mining operations. Extreme weather conditions such as high rainfall may also impact the geotechnical stability of the pits and therefore could impact mining operations.
STRATEGIC RISKS	NATURE AND IMPACT
Lack of identification of new exploration targets and exploration failure	The replacement of reserves and resources is key to the long term delivery of the group’s exploration led growth strategy and therefore the lack of identification of new exploration targets may lead to a loss of revenue and an inability to grow and meet strategic objectives. Exploration and development are costly activities with no guarantee of success, but are necessary for future growth of the group.

ANNUAL RESOURCE AND RESERVE DECLARATION

at 31 December

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold (Moz)
Mine/project	Category	2016	2015	2016	2015	2016	2015	2016	2015
MINERAL RESOURCES
Kibali								45%	45%
	Measured	17	10	2.7	2.2	1.5	0.7	0.7	0.3
	Indicated	118	124	3.2	3.8	12	15	5.5	6.8
Sub total	Measured and indicated	135	134	3.2	3.7	14	16	6.2	7.2
	Inferred	46	47	2.3	2.5	3.4	3.9	1.5	1.7
Loulo								80%	80%
	Measured	23	18	4.8	4.5	3.6	2.6	2.9	2.1
	Indicated	30	33	4.5	4.3	4.3	4.5	3.4	3.6
Sub total	Measured and indicated	53	51	4.6	4.4	7.9	7.1	6.3	5.7
	Inferred	15	20	3.8	3.9	1.9	2.5	1.5	2.0
Gounkoto								80%	80%
	Measured	8.0	5.0	3.7	2.9	1.0	0.5	0.8	0.4
	Indicated	21	25	4.3	4.7	3.0	3.7	2.4	3.0
Sub total	Measured and indicated	29	30	4.2	4.4	3.9	4.2	3.1	3.3
	Inferred	4.2	5.3	3.1	3.1	0.4	0.5	0.3	0.4
Morila								40%	40%
	Indicated	22	23	0.6	0.5	0.4	0.4	0.2	0.2
Sub total	Measured and indicated	22	23	0.6	0.5	0.4	0.4	0.2	0.2
	Inferred	0.9	1.8	0.4	0.6	0.01	0.03	0.01	0.01
Tongon								89.7%	89%
	Measured	8.0	8.8	2.4	2.7	0.6	0.8	0.6	0.7
	Indicated	15	22	2.6	2.6	1.3	1.8	1.1	1.6
Sub total	Measured and indicated	23	30	2.5	2.6	1.9	2.6	1.7	2.3
	Inferred	13	12	2.8	2.8	1.1	1.1	1.0	1.0
Massawa								83.25%	83%
	Measured	0.5	0.2	5.5	5.1	0.1	0.03	0.1	0.03
	Indicated	19	35	4.0	2.6	2.5	2.9	2.0	2.4
Sub total	Measured and indicated	20	35	4.0	2.6	2.6	3.0	2.1	2.5
	Inferred	21	23	2.7	2.5	1.8	1.8	1.5	1.5
TOTAL MINERAL RESOURCES	Measured and indicated	282	304	3.4	3.4	30	33	20	21
	Inferred	100	110	2.7	2.8	8.6	10	5.9	6.7
ORE RESERVES
Kibali								45%	45%
	Proved	4.3	4.0	1.9	1.8	0.3	0.2	0.1	0.1
	Probable	66	76	4.2	4.3	8.9	10	4.0	4.7
Sub total	Proved and probable	71	80	4.0	4.1	9.2	11	4.1	4.8
Loulo								80%	80%
	Proved	14	8.6	4.7	4.5	2.1	1.2	1.7	1.0
	Probable	23	23	4.3	4.7	3.1	3.4	2.5	2.7
Sub total	Proved and probable	37	32	4.5	4.6	5.3	4.7	4.2	3.7
Gounkoto								80%	80%
	Proved	6.8	4.1	3.9	3.1	0.9	0.4	0.7	0.3
	Probable	15	16	4.9	5.2	2.3	2.7	1.8	2.2
Sub total	Proved and probable	21	20	4.6	4.8	3.1	3.1	2.5	2.5
Morila								40%	40%
	Probable	15	15	0.5	0.6	0.3	0.3	0.1	0.1
Sub total	Proved and probable	15	15	0.5	0.6	0.3	0.3	0.1	0.1
Tongon								89.7%	89%
	Proved	7.5	8.2	2.2	2.3	0.5	0.6	0.5	0.5
	Probable	12	18	2.5	2.4	0.9	1.4	0.8	1.3
Sub total	Proved and probable	19	26	2.4	2.4	1.5	2.0	1.3	1.8
Massawa								83.25%	83%
	Probable	19	21	4.3	3.1	2.6	2.0	2.2	1.7
Sub total	Proved and probable	19	21	4.3	3.1	2.6	2.0	2.2	1.7
TOTAL ORE RESERVES	Proved and probable	182	194	3.7	3.6	22	23	14	15

NOTES TO THE ANNUAL RESOURCE AND RESERVE DECLARATION

Randgold reports its mineral resources and mineral reserves in accordance with the JORC 2012 code and as such are reported to the second significant digit. Reporting standards are equivalent to National Instrument 43-101. The reporting of mineral resources is based on a gold price of $1 500/oz. The reporting of ore reserves is also in accordance with Industry Guide 7. All mineral resource tabulations are reported inclusive of that material which is then modified to form ore reserves. Reserve pit optimisations are carried out at a gold price of $1 000/oz for all pits. Underground ore reserves are also based on a gold price of $1 000/oz. Dilution and ore loss are incorporated into the calculation of reserves. Cautionary note to US investors: The United States Securities and Exchange Commission (the ‘SEC’) permits mining companies, in their filings with the SEC, to disclose only proved and probable ore reserves. Randgold uses certain terms in this annual report such as ‘resources’, that the SEC does not recognise and strictly prohibits the company from including in its filings with the SEC. Investors are cautioned not to assume that all or any parts of the company’s resources will ever be converted into reserves which qualify as ‘proved and probable reserves’ for the purposes of the SEC’s Industry Guide number 7. See glossary of terms on website at www.randgoldresources.com.

GENERAL

Overall the group’s assets have performed in line with expectations. The guidance given at the start of the year indicated a slight weighting in production towards the second half of the year. Similarly, its capital expenditure projects remain on track for completion as budgeted and scheduled. As highlighted in the recently published 2016 annual report, despite record gold production in 2016, the group replaced its attributable proved and probable reserves last year while improving the reserve grade. Consequently, the group remains on track to achieve the key performance indicators set out at the start of the year and articulated in the annual report.

Randgold continues to maintain its focus on organic growth through the discovery and development of world class orebodies and has a pipeline of high quality projects and exploration targets. Notwithstanding this core strategy, the company routinely reviews corporate and asset acquisition and merger opportunities.

The directors confirm to the best of their knowledge that:

a)	These first quarter results have been prepared in accordance with IAS 34 as adopted by the European Union; and
b)	The interim management report includes a fair review of the information required by the FCA’s Disclosure and Transparency Rules (4.2.7R and 4.2.8R).

By order of the board

D M Bristow	G P Shuttleworth
Chief Executive	Financial Director

4 May 2017

RANDGOLD RESOURCES NEWS UPDATES

RESERVES REPLACED AT HIGHER GRADE

Despite record gold production, Randgold effectively replaced its attributable proved and probable reserves last year while improving the group reserve grade.

The reserves were replenished by the conversion of 520 000oz at Gara Far South into the Loulo underground mine design, the definition of a high grade extension to the Yalea North Purple Patch and the addition of 475 000oz from the Sofia Main deposit at Massawa.

The grade increased from 3.6g/t to 3.7g/t on the back of the high grade extension adjacent to the Purple Patch and the geological remodelling of the Central Zone ore lodes at Massawa.

Total attributable resources were down 8% as a result of mining depletion and changes to the KCD underground geological model at Kibali, in line with industry best practice, to improve the definition of the orebodies as well as the detailed mine design. Group mineral resource manager Simon Bottoms said the remodelling had already highlighted two exciting orebody opportunities, one being the extension of the 3000 lode between the pit and the underground operation and the other the up plunge continuity of the 9101 high grade shoot.

Chief executive Mark Bristow said Randgold’s current reserves had secured its business plan for at least 10 years of profitable production, while its exploration teams continued to hunt for additional ounces to replenish these reserves as well as for their next big discovery.

Group general manager evaluation Rod Quick noted that Randgold continued to base its reserve calculations on a gold price of $1 000/oz which, coupled with its emphasis on quality over quantity, gave it a robust reserve profile which would enable the company to continue to manage the cyclical nature of the gold market.

KIBALI HEADS FOR FULL PRODUCTION AS UNDERGROUND MINE NEARS COMPLETION AND SECOND HYDROPOWER STATION IS COMMISSIONED

The Kibali gold mine’s underground operation, which will significantly increase production, is on track to start commissioning in the third quarter of this year, Randgold chief executive Mark Bristow said at the recent quarterly media briefing in Kinshasa.

The mine is forecast to deliver approximately 610 000oz of gold this year, up from 585 946oz in 2016, but annual production is scheduled to rise to around 750 000oz from 2018, when the underground operation will make it fully functional.

Bristow noted that the Kibali team had succeeded in keeping the underground development on track, successfully constructing and commissioning four ultrafine grind mills in the metallurgy circuit, as well as progressing work on the mine’s second new hydropower station which was commissioned in February this year. The third and last of the new hydropower stations is currently being built by an all-Congolese contracting group.

“Kibali has stayed on course to become one of the world’s great gold mines despite the volatile political climate in the DRC at present,” he said.

“Randgold remains committed to the DRC and is confident that its government, politicians and civil society have the will as well as the capacity to work together to secure the country’s future. We therefore continue to invest in exploration here and to lead the way in developing the north eastern DRC as a major new gold mining region. Our engagement with the country and its people is also evident in our substantial investment in local economic development and community upliftment programmes. These include macro and micro agribusinesses designed not only to provide regional food security but to generate surplus produce for export.”

“It is a source of concern, however, that the DRC government has once again signalled its intention of reviewing the country’s 2002 mining code with the clear intention of maximising state revenue,” Bristow said. “This could have a very negative impact not only on the mining industry but also on the economy.”

“Now more than ever the DRC should be focused on retaining its existing investors and attracting new ones. It’s my sincere hope that this time round the government will engage the mining sector fully in the proposed review to achieve an outcome that will be in the best interests of the Congolese economy as well as the country’s mining sector,” he said.

“The existing code is in fact a good one but it is not always being applied effectively and there are still many mining operations that do not operate under the code. There are also a number of issues and challenges which mining companies are having to face which make operating in the DRC more challenging. In Kibali’s case, these issues include more than $200 million in unpaid TVA and duty refunds.”

RANDGOLD SEEKS TO EXTEND TONGON’S LIFE WHILE BUILDING IVORIAN PORTFOLIO

A continuing review of its Nielle permit, which hosts the Tongon gold mine, has confirmed multiple opportunities for extending the life of the operation beyond the current four-year horizon, Randgold chief executive Mark Bristow said at an on-site media briefing.

Near-mine targets with high resource potential were the prime focus of the exploration programme at Tongon, while elsewhere in Côte d’Ivoire Randgold was building a solid permit portfolio towards its next big discovery in line with its belief that the country is one of West Africa’s most prospective gold regions, he said.

“Tongon was born in the midst of a political crisis in Côte d’Ivoire and has since had to overcome many challenges of an external as well as an operational nature. The team has persevered, however, and with a strong emphasis on costs as well as maximising the benefits of its plant upgrades and expansion, Tongon is on track to achieve its production guidance of 285 000oz of gold for 2017,” he said.

Bristow noted that Randgold’s engagement with Côte d’Ivoire dated back to its acquisition of the Nielle permit in 1996. Plans to develop the mine had to be put on hold with the outbreak of civil war the following year. Randgold retained its confidence in the country’s future, however, and resumed work on the project in 2007. The mine was commissioned in 2010 amidst another political upheaval.

“The past year has again been a difficult one as Côte d’Ivoire met further challenges in its nation-building process. These included a wave of strikes and protest actions which impacted negatively on civil society, the economy and the mining industry. As evidenced by our continuing investment here however, our belief in the country and in its people’s ability to work through these difficulties remains unshaken,” he said.

SHAREHOLDERS APPROVE 52% HIKE IN DIVIDEND

At the company's annual general meeting held in Jersey on 2 May 2017, shareholders approved a final dividend for the year ended 31 December 2016 of $1.00 per share, a 52% increase on the prior year. Since its first dividend in respect of the 2006 financial year, the annual dividends have increased by 900% over that 10 year period. The dividend payment will be made on 26 May 2017 to shareholders on the register as at 17 March 2017. The ex-dividend date was 16 March 2017.

The dividend will be paid in cash with no scrip alternative being made available. The exchange rate for payment to those shareholders who have elected to receive the final dividend for the year ended 31 December 2016 in Pounds Sterling is: £1 = $0.7743.

“Going forward Randgold intends to continue to pay an annual dividend that will take into account its profitability, cash flows and the wider capital requirements of the group in the context of its financial position, including its expected cross-cycle operating cash flows and its cross-cycle capital expenditure requirements. The company will seek to maintain a net cash position of approximately $500 million to provide financing flexibility should a new mine development or other growth opportunity be identified. To the extent that Randgold has surplus capital, the company intends to return such excess to shareholders,” said chief financial officer Graham Shuttleworth. “The increase in dividends validates the business model and reflects the profitability and financial strength of the group.”

KADRI DAGDELEN RETIRES FROM BOARD

Kadri Dagdelen, a non-executive director of Randgold since 2010 and a member of the company’s governance and nomination committee, retired from the board at the company's annual general meeting on 2 May 2017.

Chairman Christopher Coleman said: “Kadri has been a non-executive director at Randgold for seven years over a very successful period in the company’s history. On behalf of the board I would like to thank him for his contribution to the company.”

With effect from 2 May 2017, non-executive director Olivia Kirtley joined the audit committee and Jeanine Mabunda Lioko was appointed a member of the governance and nomination committee and stepped down from the audit committee.

2016 ANNUAL REPORT

Randgold has published its annual report and accounts for the year ended 31 December 2016 which is available for viewing and/or downloading from Randgold’s website at www.randgoldresources.com. A copy has been submitted to the National Storage Mechanism and is also available for inspection at www.hemscott.com/nsm.do. The company has also filed its annual report on Form 20-F with the US Securities and Exchange Commission, which is also available for viewing and/or downloading from Randgold’s website and at www.sec.gov. For a hard copy or CD containing the report, contact Kathy du Plessis at randgold@dpapr.com or call +44 20 7557 7738.

Randgold strongly positioned to sustain profitable production

After its record-breaking performance last year, Randgold is strongly positioned to sustain profitable production, and continue delivering value to all stakeholders, well into the future, says chief executive Mark Bristow in the company’s 2016 annual report.

Bristow notes that after a slow start to 2016, Randgold increased production to a new high of 1.25Moz to achieve its annual guidance. All the operations contributed to this effort, with its flagship Loulo-Gounkoto complex in Mali posting particularly good results.

“We achieved, and exceeded our net cash target of $500 million and remained debt-free. We drove down our total cash cost per ounce of production and our profit rose by 38%. We completed or advanced our capital projects. We reduced our lost time injury frequency rate to its lowest level ever. We continued to replenish our attributable group reserves and made significant progress towards our goal of identifying three new potential projects that fit our investment criteria in the next five years,” he says.

Bristow says the immediate future is already taking shape with Kibali in the DRC on track for completion of the underground shaft facility this year, the development of a super pit at the Gounkoto mine in Mali going ahead, and the Massawa project in Senegal looking increasingly viable as the next Randgold mine.

The company’s 10-year business plan, first shared with the market in 2015 shows a business which will remain profitable at a long term gold price of $1 000/oz while producing at an average annual rate of approximately 1.2Moz and generating cash that will support continued investment in the future as well as dividends.

“It is worth noting that with our big capital projects nearing completion and a cost profile trending down, Randgold is a truly profitable business capable of delivering value to all stakeholders,” he says.

“Foremost among our stakeholders are the governments and people of Randgold’s host countries whose support and cooperation make it possible for us to build and operate mines in some of the remotest parts of the world. We have proved over the years that we are there not to exploit these countries but to unlock the value of their mineral resources so that all may benefit.”

Also in the annual report, chairman Christopher Coleman says Randgold continues to place a strong emphasis on the entrenchment of its social licence, which it regards as an essential requirement for business success in Africa.

“Its extensive social responsibility initiatives include Nos Vies en Partage, the independent charitable foundation Randgold established to support quality of life improvement programmes in Africa, particularly those which support women and children,” Coleman says.

OUR SUSTAINABILITY PLAN IS OUR BUSINESS PLAN

Randgold has again produced a detailed account of its sustainability initiatives. The company’s annual sustainability report has been published as part of the 2016 annual report.

“Sustainability is part of our DNA and in 2017 we will continue to work in partnership with all our stakeholders to maintain a sustainably profitable business that also protects our environment and promotes economic prosperity in our host countries,” chief executive Mark Bristow says in the report.

HELPING TO SUSTAIN AFRICA’S WILDLIFE

In line with its sustainability strategy, Randgold not only scrupulously manages the impact of its activities on the environment, it also invests some of the value it creates in the preservation of Africa’s wildlife and ecosystems.

Its biodiversity conservation initiatives include support of the Mali Elephant Project in the Gourma area of Mali, host to one of the only two remaining desert elephant herds on earth. Funding by Randgold is being utilised to employ some 600 ‘eco-guardians’ from the local community. They will assist government conservation officers by patrolling the herd’s migration route, reporting the elephants’ location and movement, preventing illegal habitat clearance, discouraging poachers and managing the cohabitation between animals and farmers. The programme has been received enthusiastically by Malians, who take great pride in the Gourma herd and see the position of eco-guardian as being a socially valuable vocation.

In neighbouring Senegal, Randgold and the global big cat preservation charity Panthera have partnered to implement a conservation programme in the Niokola Koba Park, home to the last known lion pride in West Africa. The programme is designed to protect and increase the wildlife population, which includes a rare chimpanzee sub-species, through an intensified ranger patrol system.

In partnership with African Parks, Randgold is also engaged in a conservation programme in the DRC’s Garamba National Park, where the collaring of elephants is providing a better understanding of their migration patterns. Kibali has also funded the construction of two bridges across the Garamba River, enabling rangers to reach otherwise inaccessible parts of the park to extend their anti-poaching efforts.

BEATING ONE OF AFRICA’S BIGGEST KILLERS

Randgold’s medical teams continue to make material progress in the group’s drive to eliminate malaria in its host communities, with the average incidence rate now standing at 28%, down from almost 70% five years ago.

At Morila, Randgold’s oldest mine and hence the one where its anti-malaria programme has been in operation the longest, the incidence of the disease has been driven down to 12.6%, confirming the view that a zero infection rate is attainable.

Group health and safety officer Dr Haladou Manirou points out that while other infections, notably HIV/Aids, have attracted more public attention, malaria impacts the lives of many more people in Africa.

“A key component of our campaign is public education through initiatives designed to show people how they can combat the disease by changing their behaviour. The simplest yet most effective anti-malaria measure is the use of impregnated mosquito nets, which we distribute free of charge. The Morila region has already achieved an 85% net coverage and we’re aiming for this target group wide,” he says.

“Other programme elements include access to diagnosis and treatment, indoor residual spraying and larvaciding. In West Africa, the infection season lasts for only four months and there mass prophylactic treatment has proven to be very effective. In Central Africa this season is much longer, however, so at Kibali we have to focus very strongly on community education, spraying and mosquito net coverage. Malaria is an especially big problem in the DRC, accounting for almost 20% of deaths among children under the age of five, so there, as in our other host countries, we work closely with the local health authorities and the relevant NGOs to extend our programmes’ success into the wider community.”

LOULO-GOUNKOTO SETS SIGHTS ON ANOTHER BIG YEAR AS MORILA LEGACY PROJECT TAKES SHAPE

The Morila operation continues to deliver value in its post-mining phase while progressing plans to develop the site into a commercial agricultural hub after its closure in 2019, Randgold chief executive Mark Bristow said at an on-site media briefing.

The Morila mine, which has since October 2000 produced more than 6Moz of gold and distributed more than $2 billion to stakeholders, is currently processing tailings and returning them to the open pit as part of its self-funding closure strategy. Its self-funding capacity will be boosted by the development of the Domba satellite deposit which has now been approved by the local community and the final environmental certification is now awaited. Mining at Domba is scheduled to start after this rainy season.

To offset the economic impact of its closure, Morila has to date spent $2 million on an initiative designed to convert the post-rehabilitation site with its remaining infrastructure into a 3 000 hectare agricultural zone or agripole, which it is estimated will directly benefit some 50 000 local residents. The initiative is now being shared with the Songhai group, which has successfully rolled out similar projects in other African countries. The object is for a combined Songhai and Morila/Randgold team to develop a plan to compete a feasibility study and business plan which will be presented for approval by the shareholders and endorsement by the Malian government.

Turning to Randgold’s other Malian operation, Bristow said after its solid 2016 performance, the Loulo-Gounkoto complex was now on track to achieve its 2017 production guidance of 690 000oz of gold despite some industrial action in the first quarter of the year.

“Supported by the extensions at Gara, within the Loulo lease, and the approval of the Gounkoto super pit, the complex last year replaced all the gold that it mined. The focus now is on finding additional resources to extend the operation’s life, but as things stand it is well placed to sustain an annual production rate in excess of 600 000oz for at least the next 10 years,” he said.

A number of new high grade targets had been identified along the extensive geological structures that host the main deposits on the Loulo and Gounkoto leases, and the exploration team was also looking at some exciting opportunities to the north of the main Gara orebody as well as extensions to other orebodies.

In the meantime, Randgold has engaged with the Malian fiscal administration to reach an amicable settlement of the disputes related to the Randgold group companies.

Bristow said given Randgold’s long history of constructive partnership with the Malian government he was confident the matter would be resolved within the framework of the mining conventions granted to the group.

RANDGOLD’S ALL-EMBRACING DNA

Randgold has embarked on a comprehensive groupwide campaign to promote integration and understanding between management, workers and communities.

Group GM corporate communications Lois Wark says the programme has been designed to ensure that the company’s distinctive DNA is fully shared by all who work there through fostering an inclusive culture of communication and engagement that takes in all levels in the organisation. Essentially, she says, it will give everyone a voice and the ability to make that voice heard.

“We have always acknowledged employees as an important stakeholder group and our investment in a localised recruitment and upskilling policy has delivered a management corps largely comprised of host country nationals. We now want to make sure that company and employees’ issues are recognised and appropriately actioned throughout the business,” she says.

The initiative includes an effective two-way communication programme based on regular mass meetings, the use of social media, local radio broadcasts, posters and notice boards, and ‘town criers’ in the villages.

Steps are also being taken to ensure that unions and personnel delegates are representative of the entire workforce and capable of functioning as effective business partners to management.

An upskilling strategy aimed at promoting workers, and ultimately eliminating the lowest grade, is being implemented as well. This includes life skills such as computer literacy and personal finance management.

While the company is putting the tools and processes in place, ownership of the programme has to be taken by the mines’ managements. On-site ‘owners’ are being appointed who will be responsible for seeing that the programme is carried out.

In April, external climate surveys were undertaken at all the operations and their findings will be incorporated into the programme.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.